VALUES THAT TRANSLATE AROUND THE WORLD

ILLINOIS TOOL WORKS INC. 2006 ANNUAL REPORT

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ITW

Illinois Tool Works Inc. (NYSE: ITW) designs and produces an array of highly engineered *fasteners and components, equipment* and consumable systems, as well as specialty products and equipment for customers around the world. A leading diversified manufacturing company with nearly 100 years of history, ITW has more than 750 decentralized business units in 49 countries that employ approximately 55,000 men and women who are focused on creating value-added products and innovative customer solutions.

Table of Contents

On the cover: Stamping foil provided by ITW Foilmark

Illinois Tool Works At a Glance

Engineered Products



North America

Product Categories Short lead-time plastic and metal components and fasteners, as well as specialty products such as performance polymers, fluid products and resealable packaging

Major Businesses Alpine, Ark-Les, Buildex, CIP, Deltar, Devcon, Drawform, Fastex, Fibre Glass-Evercoat, ITW Brands, Minigrip, Paslode, Permatex, Ramset, Red Head, Shakeproof, TACC, Truswal, Valéron, Wilsonart, Wynn's and Zip-Pak

Primary End Markets Construction, automotive and consumer durables



International

Product Categories Short lead-time plastic and metal components and fasteners, as well as specialty products such as performance polymers and *fluid products*

Major Businesses Bailly Comte, Buildex, DaeLim, Deltar, Fastex, James Briggs, Krafft, Meritex, Paslode, Polyrey, Produx, Pryda, Ramset, Resopal, Rocol, Shakeproof, SPIT, Wilsonart and Wynn's

Primary End Markets Construction, automotive and consumer durables

Specialty Systems


nip tuck
Colgate

North America

Product Categories Longer lead-time machinery and related consumables, as well as specialty equipment and systems for applications such as food service, industrial finishing and material testing

Major Businesses Acme Packaging, Angleboard, Bernard, Click Commerce, CFC International, DeVilbiss, Diagraph, Hi-Cone, Hobart, Instron, ITW Foils, Kester, Miller, Ransburg, Signode, Spacebag, Speedline, Unipac and Vulcan

Primary End Markets General industrial, food institutional and service, food and beverage, and MRO/metals



International

Product Categories Longer lead-time machinery and related consumables, as well as specialty equipment for applications such as food service, industrial finishing and material testing

Major Businesses Chris Kay, DeVilbiss, Elga, Foster, Gema, Hi-Cone, Hobart, Instron, ITW Foils, Kester, MBM, Orgapack, Ransburg, Signode, Simco, Speedline, Strapex and Tien Tai

Primary End Markets General industrial, food institutional and service, food and beverage, and MRO/metals

Financial Highlights

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS YEAR ENDED DECEMBER 31		2006	2005	2004
Operating Results	Operating revenues	$ 14,055,049	$ 12,790,294	$ 11,583,250
	Operating income	2,420,936	2,140,931	1,923,125
	Operating income margin	17.2%	16.7%	16.6%
	Income from continuing operations	$ 1,717,746	$ 1,494,869	$ 1,339,605
	Return on operating revenues	12.2%	11.7%	11.6%
	Operating income margins by segment:			
	Engineered Products—North America	17.3%	17.5%	17.0%
	Engineered Products—International	14.8	14.8	14.9
	Specialty Systems—North America	18.9	18.6	17.6
	Specialty Systems—International	13.6	11.8	13.3
Per Share of Common Stock	Income from continuing operations:			
	Basic	$ 3.04	$ 2.62	$ 2.22
	Diluted	3.01	2.60	2.20
	Cash dividends paid	$ 0.705	$ 0.585	$ 0.500
Returns	Return on average invested capital	18.6%	17.7%	16.9%
	Return on average stockholders' equity	20.7	19.7	17.3
Liquidity and Capital Resources	Free operating cash flow	$ 1,765,322	$ 1,558,441	$ 1,254,237
	Total debt to capitalization	13.6%	13.8%	12.8%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting. All per share amounts have been restated for the two-for-one stock split in May 2006.

Letter to Our Shareholders



THOMAS J. HANSEN AND DAVID B. SPEER

For the customers we serve, the concept of value translates in every language. At ITW, we are focused on providing value to our customers throughout the world in ways that make a meaningful difference in their work every day.

Our products and processes are designed to improve productivity. We are innovative—typically adding new functionality before our customers even ask for it. We ensure product reliability and then strive to improve upon it. In short, we aim to give our customers *a real competitive advantage*.

Our ability to deliver innovative products, provide exceptional customer service and continually focus on improvement has fueled our growth throughout the world. Today, ITW is increasingly diversified and serves a broad range of end markets on a truly global basis. Our customers know they can rely on our products throughout more industries and countries than ever before.

New End Markets and Geographies

Diversification is good for business. As you can see on the accompanying charts on page 5, ITW's revenue mix has changed significantly since 1997 with continual expansion into new end markets and new geographies. This larger footprint provides a more stable business base enabling us to tap into economic opportunities on a global basis. Continued diversification is the natural evolution of our business and will be an ongoing focus for us in the years ahead.

Year in Review

We are pleased to report that 2006 was another solid year of financial performance. We made inroads in our International business sectors with strong growth in both Asia and Europe. In North America, we had good growth in a number of end markets that was moderated by declines in both the North American new housing sector and automotive segment. In a year like 2006, this diversification of our revenues clearly worked to our advantage.

Our revenues for 2006 were $14.1 billion, representing a 10 percent increase over 2005. Our top-line growth was the result of a four percent increase in base revenues, a seven percent contribution from acquisitions and a one percent decline in inter-company sales. Diluted net income per share of $3.01 for the full year was a healthy 16 percent higher than 2005.

Full-year operating margins improved 50 basis points to 17.2 percent, thanks in large part to strong growth in our International operating units. Free operating cash flow increased to a record $1.8 billion, up from $1.6 billion in 2005. In addition, our return on average invested capital improved to 18.6 percent from 17.7 percent in the prior year.

Throughout our history, solid base revenue growth coupled with strategic acquisitions have been our formula for success. Over the past 25 years, ITW has been an excellent investment, returning 19 percent on a compound annual basis for our shareholders. Since 1982, our revenue and our return on invested capital have both grown at a 15 percent compound annual growth rate, while earnings per share have increased at a 14 percent compound annual rate. We are proud to have built a company that is focused on growth and positioned to perform well in a variety of economic conditions across an increasingly diversified group of end markets and geographies.

2006 Acquisitions

The Company's record free operating cash flow was put to good use, in part, to purchase 53 companies, representing $1.7 billion of annualized revenues—an increase of more than $1.0 billion over 2005. Our acquisition activity this year was truly global in nature, as 24 of our new units are International-based enterprises and 29 are North American-based companies. The majority of our acquisitions complement existing business units, while several of our larger acquisitions provide new growth platforms or expand existing ones.

Looking Ahead

Our strong balance sheet, coupled with a more flexible capital structure, gives us the ability to act on future opportunities. Our current capital structure provides the ability to grow the company and enhance value for our shareholders in various ways. These include reinvesting in the growth of our existing businesses via capital expenditures, providing good dividends to our shareholders, acquiring new companies with solid growth prospects and utilizing our share repurchase program.

As we look ahead, we will continue to rely on our extensive know-how and expertise in growing our business, which are based on adding significant value for our customers while creating solid benefits for our shareholders and our people. We thank all of you for your support and contributions in our past successes. In the not-so-distant future, we believe ITW will likely consist of more than 1,000+ business units and we expect to derive approximately half of our revenue from International businesses. Creating value for customers throughout divergent end markets and across new and familiar geographies and cultures will fuel our continuing expansion. We look forward to the opportunities in 2007 and beyond.

DAVID B. SPEER
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
FEBRUARY 22, 2007

THOMAS J. HANSEN
VICE CHAIRMAN
FEBRUARY 22, 2007

Revenue Diversification

Comparative Revenues by End Markets

Since 1997, our revenues by end markets and geography have continued to diversify. Today, we serve more end markets and countries that are more evenly weighted.



2006: $14.1B
Automotive
16% General Industrial
Commercial Construction
7% Food and Beverage
8% Consumer Durables
7% MRO/Metals
8% Residential Construction
Other
1997: $5.2B
Automotive
21% General Industrial
10% Commercial Construction
9% Food and Beverage
6% Consumer Durables
6% Residential Construction
Other

Comparative Revenues by Geography



2006: $14.1B
Europe
Asia Pacific and Other
$1.5B
1997: $5.2B
Europe
Asia Pacific and Other
$0.4B

Comparative Acquisition Revenues by Geography



2006: $1.7B
Europe
$0.6B
Asia Pacific and Other
$0.3B
1997: $0.4B
Europe
$0.15B
Asia Pacific and Other
$0.10B

Q&A
with David Speer

Chairman and Chief Executive Officer

The global marketplace continues to expand and encourage companies to build a presence in emerging markets in order to stay competitive. How is ITW responding to emerging markets?

ITW is a global company with global strategies. Above all, we want to maintain a strong customer focus wherever we do business. Our approach is always driven by understanding customers' needs and preferences and responding appropriately.

As our existing customers enter new markets and expand their own business footprint, we expand alongside them. Customers who rely on our expertise and value-added product lines in one geographic market know that they can expect the same level of products and service wherever they add new operations. We don't let them down.

As emerging markets rapidly evolve and grow in sophistication, demand for our world-class products and processes grows as well. We will continue to establish operations in these markets in order to better serve our customers because we believe that our business base should be close to our customers and key markets. By applying our deep-seated knowledge and experience from our current global footprint, we are able to establish high-quality operations quickly, wherever our expertise is needed. For example, we have added seven new business units in China alone during the past year.

As we look to penetrate emerging markets, we are also reviewing opportunities to acquire businesses that already have an established presence in these markets, providing trusted products or processes to their customers. These are companies that must have good market positions with strong knowledge of the local customer base and markets, and are well positioned to respond quickly and efficiently.

With respect to the Asia Pacific region, we expect to significantly expand our footprint over the next five years. Since the year 2000, we have grown the number of business units in Asia alone from 48 to 90. With our focus on growing existing business and making complementary acquisitions, we anticipate the Asia Pacific region will contribute significantly to ITW's revenue growth in the years ahead.

What type of acquisitions is ITW making?

Our acquisition criteria remain the same, yet our horizons are more global than ever. We search for companies with long-term growth potential; strong products and brand names; an experienced and capable management team; businesses with room for margin improvement as well as increased market penetration opportunities. To be the right fit for ITW, a target company must be capable of consistently adding value for their customers.

As emerging markets develop throughout the world, they are increasingly interested in our world-class products. And as our customers expand, much of their growth is in these newer geographic markets. Our acquisition activity also has a more global complexion with 51 percent of our 2006 acquired revenues coming from International markets and the remaining 49 percent based in North America.

Is there a formal internal process at ITW with regard to acquisition strategy?

Based on our decentralized business model, we do not employ a centralized mergers and acquisition function. Rather, we involve our key operating management in managing our acquisition process. We believe these people are best positioned to identify and pursue solid acquisition opportunities that will fit well in our environment. Utilizing our years of experience with hundreds of acquisitions, we have developed a formal acquisition training program designed to involve new people in the process. Our program has trained more than 150 managers to date. During training, these managers focus on strategies including acquisition sourcing criteria all the way through the successful closing and integration of the acquired business. Once trained, these managers have specific acquisition goals and the dedicated time to be successful. Our trained managers are very adept at identifying potential acquisition targets in industries where they are field experts. Remember, the majority of our acquisitions come from businesses that typically operate in and around our existing market spaces. Typically, these companies have less than $100 million in revenues. This approach has served us well for the past 25 years.

While our business unit leaders are out searching for companies with product lines and technologies that make sense for our customers, our senior management team is devoting more time to sourcing larger acquisition opportunities. These bigger acquisitions, usually between $100 million and $500 million in revenues, represent potential new platforms or directions for the Company. To give you some perspective, we have completed seven deals in this size range since December 2004. We continue to evaluate larger acquisition opportunities where the product and market fit is good and the valuation is reasonable.

How do you intend to increase ITW's base revenue growth rate?

We have a goal of increasing our base revenue growth rate over the next five years from its historic four percent compound annual rate to a growth rate in the five to six percent range. We expect to achieve this goal through focusing on the following:

1. Identify and target solid growth opportunities within our current customer and end markets. New product development and increased marketing resources will help fuel this initiative.

2. Expand into new geographic markets, such as China, India and Eastern Europe with existing products and technologies. As these markets mature, and demand for world-class products grows, we are capable of introducing a strong range of leading products.

3. Identify and acquire companies that fit our acquisition profile and offer above-average growth prospects. Our more formal acquisition training process with business unit management will add momentum to this effort.

Many people know ITW through your automotive and residential construction businesses in North America. How much of your business revenues are tied to these industries?

We are asked this question a lot. In 2006, five percent of total company revenues came from North American residential construction while our automotive businesses represented seven percent. Of that, two percent of total company revenues came from our growing sales to new domestic automotive customers and other ITW businesses selling to the automotive market. So in actuality, only 10 percent of total company revenues came from the Detroit 3 and North American residential construction markets in 2006. By comparison, that figure was 15 percent of total company revenues in 1997.

The trend toward further diversification of our revenues continues to unfold. Newer end markets include Food Equipment for restaurants and institutions as well as the Auto Aftermarket. Rounding out the rest of the ITW diversification story are additional end markets such as General Industrial, Consumer Durables, Food & Beverage and MRO/Metals.

So, the importance of the diversification of end markets at ITW cannot be overstated. We continue to transform the Company across broader end markets and geographies in the same way that we have grown revenues—by providing products of value to more and more diversified customers.

How does ITW apply 80/20 to acquisitions?

The 80/20 process is an everyday part of every ITW business, whether new or old. Each business unit uses the 80/20 process to focus their attention and resources on the 20 percent of the customers, markets and products that will generate 80 percent of revenues.

We train newly acquired businesses on how to use 80/20 and other key tools in the ITW Toolbox to drive improvements in their business. Each business unit develops and executes simplification plans analyzing the unit's products, customers and suppliers. This work results in constant attention to improving service, product quality and productivity levels while lowering total costs. Our businesses also work intently to identify key new product development initiatives that will drive good long-term value for our customers. When appropriate, we segment our businesses into smaller units, which are tightly focused on their key customers and markets. This approach enables the business units to respond more quickly to customer and market opportunities.

A general benchmark we establish for a typical acquisition is to double their operating margins within five years. Each new acquisition's progress is measured frequently against a number of metrics to ensure the unit achieves its key benchmarks.

Can you share the reasons behind your capital structure changes this year?

With our strong balance sheet, and record level of free operating cash flow, we realized our future growth strategies required a more flexible and dynamic capital structure. Our capital structure goals continue to be reinvesting in our businesses through capital expenditures, making value-added acquisitions, increasing the dividend for our shareholders and utilizing our share repurchase program.

To reward shareholders, we instituted an enhanced dividend guideline providing for dividends to represent 25 percent to 35 percent of *trailing two years' net income*. Previously, this guideline was 25 percent to 30 percent of trailing three years' net income. In August, we increased the dividend rate by 27 percent and also authorized a new repurchase program for up to 35 million shares, over an open-ended time period. The share repurchase activity is linked directly to acquisition activity, so if acquisition activity is heavy, less shares will be repurchased, and vice versa. These initiatives provide a more flexible capital structure while increasing shareholder value as we grow.

Are there other "top-of-mind" issues that you are focused on in your role as CEO?

At the end of the day, we are in a people business. It's our people and their know-how, commitment, drive and ingenuity that create customer satisfaction and fuel our growth around the world. I am very focused on ensuring that we identify and develop promising talent—at every level of our organization. To maintain our leadership position in our markets, we must be sure that talented individuals are given career opportunities that challenge and engage them. ITW has a deep history of fostering homegrown leaders—including myself—who have risen through the ranks. I see merit behind this worthy practice and will continue to champion the cultivation of leadership from within, while reaching outside the organization for talented people when the need arises.

Can you discuss the management promotions and additions that occurred in 2006?

In the past year, a number of senior managers were promoted to key positions within the Company, myself included. In May, I was honored to take on the role of Chairman when Jim Farrell retired after 41 years with ITW.

Alongside me, Tom Hansen was named Vice Chairman. Tom has held many senior management positions with ITW over his 27-year career. He presently provides oversight for the worldwide construction, automotive, industrial plastics, and polymers and fluids businesses. As Vice Chairman, he retains operational responsibilities for these business units.

Three long-term ITW managers were named Executive Vice Presidents in 2006. Robert Brunner was promoted to lead the automotive fastener businesses worldwide. Roland Martel became EVP of the global automotive components businesses. And David Parry was named to head our polymers and fluids businesses. These talented individuals have more than 50 years of combined tenure with the company.

In our finance organization, Ron Kropp was promoted to Senior Vice President and Chief Financial Officer. Ron has spent 13 years with ITW in a variety of key financial management roles. And overseeing our legal activities, James Wooten was promoted to Senior Vice President, General Counsel and Corporate Secretary. James has been with ITW for 18 years, most recently as Associate General Counsel.

I am also pleased to welcome Sharon Brady, who joined us as Senior Vice President of Human Resources last year. Previously, Sharon led the Human Resources function for Snap-On Inc. Sharon replaces Bob Callahan, who served as ITW's Senior Vice President of Human Resources prior to his retirement in 2006. Bob contributed 30 years of service to ITW, and we thank him for his numerous contributions and we wish him well in his retirement.

On a sadder note, we said goodbye to Executive Vice President David Flood who passed away during 2006 after a long illness. We will always remember David's contributions to the Company over his 28-year career, as well as his free spirit and unique approach to managing both people and businesses.

A Valuable Role in Our Communities

The people of ITW have been committed to community service since the Company's founding in 1912. Recognizing the importance of strong communities, we support programs that guide people to achieve financial, educational and personal goals.

The ITW Foundation

The Foundation contributes financial support to not-for-profit organizations through two major giving programs: a direct-giving program and a three-for-one matching gift program for employees. ITW's Direct Giving program funds 100 groups in the communities where we concentrate our business. Our grants support organizations that focus on education, the arts, health and human services, social welfare, housing, environmental and youth issues. For 2006, the Foundation contributed more than $12.8 million to fund community initiatives. Matching dollar contributions were more than $4.5 million of our overall funding for the past year. These dollars aid the diverse organizations that our employees choose to support financially.

Committed to United Way

United Way is ITW's organization of choice. We believe our alliance with United Way enables our dollars to reach farther and have the greatest impact possible. The monies raised through employee contributions were distributed to 305 local United Way chapters throughout the United States and Canada. In 2006, employee pledges from active employees and retirees, plus $1 for $1 Foundation match grants, totaled approximately $4.1 million.

Instilling education via Junior Achievement

ITW participates in Junior Achievement programs that use hands-on experiences to help young people—from kindergarten through high school—understand the economics of life. We provide volunteers who donate time each semester to schools near where our business units are located. In 2006, more than 300 men and women volunteered their time to teach programs in nine states. Participation in the Chicago Bowl-A-Thon, where we have raised more than $2.2 million to fund their programs over the past 15 years, is a highlight for employees.

Seniors contribute across initiatives

ITW's Senior Outreach program was created 14 years ago as a way to remain connected to our retirees and to provide opportunities for them to remain active in their local communities. In 2006, approximately 100 volunteers provided more than 5,000 hours of service to various health and human services organizations. Our committed retirees also play an important role in the success of our company's United Way campaigns. Over the past seven years, ITW retirees have contributed more than $584,000. In addition, they provide many hours of volunteer time to support company efforts by orchestrating companywide mailings, organizing blood drives and volunteering to present Junior Achievement programs. We are fortunate to have employed such a committed and resourceful group of individuals, who continue to give back to their communities—and their company—in such meaningful ways.







25-Year ITW Revenue/Operating Income

REVENUE: 15% COMPOUND ANNUAL GROWTH RATE (CAGR)
EPS: 16% CAGR
ROIC: 15%
SHAREHOLDER RETURN: 19%



$15,000
$12,000
$9,000
$6,000
$3,000
$0
REVENUE
OPERATING INCOME
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

REVENUE (IN MILLIONS)

OPERATING INCOME (IN THOUSANDS)



No matter the country where you live, the language you speak or the markets you serve, the concept of value is universal.

Products of value transcend boundaries and create opportunities. By maximizing the value in every product, we equip our customers with competitive advantage, and solidify our own.


CARRICK
16
DROGBA
11
Carlsberg
PIPEX



PROTECTING THE IDENTITIES OF SOME OF THE WORLD'S MOST RECOGNIZABLE BRANDS

CHRIS KAY INTERNATIONAL Making a good impression on our customers is one way we grow our business. For Chris Kay, a leading manufacturer of heat transfer systems and high-frequency welded graphics for the textile printing industry, keeping things genuine is the objective behind the innovations they've brought to the European apparel industry.

Our Chris Kay customers were struggling to curtail counterfeit efforts that were hampering reproduction of authentic brands, such as those seen on sports jerseys throughout the world. Acknowledged as masters of their craft, Chris Kay adapted the Lextra® process—a worldwide, patented product and process that helps protect brands.

Headquartered in Ireland, over 90 percent of Chris Kay's total production is exported to more than 60 countries. ITW's strong presence in the decorating business creates significant expansion opportunities for Chris Kay in the future.







photo courtesy of Toyota

DELTAR The new domestics represent an avenue of growth for us in the automotive market. As the new domestics accelerate into a leadership position within the United States, our products are positioned to keep pace with them. Our Deltar business, for example, is the recognized leader in the design and manufacture of engineered plastic fasteners and specialized automotive components. Realizing the intrinsic value in our customized products, Toyota recently asked us to supply double the number of products we create for their Tundra pickup, including inside door handles and other interior plastic components.

Our aptitude for truly understanding customer needs enables us to craft custom, injection-molded components that perfectly match our automotive customers' requirements—no matter the country or continent where they choose to build their cars. As we move forward, our products are helping automakers literally open doors to new customers.



MAKING INROADS WITH THE NEW DOMESTICS

AN ACQUISITION IN ASIA





GIVES US READY ACCESS TO NEW CUSTOMERS

TIEN TAI Acquisitions are a key element of our growth strategy. In certain situations, it makes more sense for us to acquire good, solid businesses that are already acknowledged as leaders in their industries than to re-create that business from scratch on our own. A benefit to this approach is that we can avoid potential missteps and hit the ground running.



Our acquisition of Tien Tai shows this strategy in action. Serving customers all over the world from its Asian headquarters, the company manufactures specialized tubular metal products for field applications such as shipyards, pressure vessels, pipe building, steel constructions and petrochemical engineering applications. Like the other 49 businesses in our Welding Products Business, Tien Tai encourages a culture of innovation by investing significantly in research and development. The unit's customer-centric efforts paid off in 2006. Revenues were up more than 20 percent.

COOKING UP THE FINEST LOCAL CUISINE WITH CUSTOM EQUIPMENT







MBM You don't have to be a four-star chef to benefit from exceptional culinary tools that deliver time and again. Operating in the heart of Italy's gastronomical region, MBM is a leading manufacturer of mid-tier commercial cooking equipment that is sold in Italy and exported to other countries.

Our decentralized operating strategy places our businesses close to the people who buy our products. This familiarity results in entrepreneurial sales and support activities, where we can quickly identify and respond to customer needs by providing original, customized products and services unique to that market. MBM's enterprising and competitive spirit drives its ability to meet professional restaurants' demand for quality with their need for economy. *Buon Appetito!*



INSTRON As the leader in developing testing equipment for the material and structural testing markets, Instron designs specialty machinery that captures critical information. Its customers, who sit on the cutting edge of innovation themselves, are seeking conclusive evidence regarding product safety, durability and lifespan.

The company's expertise and know-how translate through virtually all industries, and the value it provides is paramount to the success of each customer's venture. In 2006, Instron designed machinery to test the reliability of large springs on Amtrak locomotives, supplied machinery to test the strength of California bridges to support efforts to make them less susceptible to earthquake damage and developed testing equipment to study the lifespan of hip implants. In short, Instron provides certainty and reliability in an uncertain world.

TESTING THE FORTITUDE OF 'CAN'T FAIL' PRODUCTS AND MATERIALS







WHEN PROGRESS IS IN THE AIR, WE HELP SPUR IT ON



SPIT With an ear attuned to customer need, we spend the bulk of our research and development time improving existing, superior products that our customers *rely on day in and day* out. But we also invent new products, often by dreaming up innovative ways of how existing products could function.

A regular fixture on European worksites, SPIT has been providing construction industry professionals with superior fasteners and tools for more than 50 years. In 2006, the company launched the SPIT 328, an innovative battery-powered hammer/drill tool, and generated record first-year sales, in part because the tool appealed to so many different tradespeople. With a reputation for quality and value, our Construction Products division totals 82 autonomous businesses in 24 countries that represent $2.0 billion in revenues. We're powering the pace of construction, one site at a time.



The value we bring our customers—wherever they do business in the world—is universal.

From Shanghai to St. Louis, our people make it happen, every day and in every way.

Illinois Tool Works
At Work



"Our customers require superior accuracy and reliability. Our project design teams strive to develop equipment and software that is user-friendly, durable, safe, reliable and cost effective, and fosters enhanced productivity for the user."

PAUL MARTIN
PRINCIPAL MECHANICAL ENGINEER
INSTRON CORPORATION
UNITED STATES

"Challenged to develop a cost-saving solution for one of our 80/20 customers, we addressed the problem holistically by reengineering the package design, eliminating waste, drastically reducing damage claims and lowering transportation costs. This comprehensive solution, with the added help of ITW Angleboard, exceeded our savings goal by more than 200 percent. Because of Acme's value-added results, our customers view us as a model of how large strategic account management should be structured."

JR STANLEY
MARKETING MANAGER AND NATIONAL ACCOUNTS MANAGER
ACME DIRECT/STRAPEX USA
UNITED STATES





"We make our customers' products more durable and attractive. Our finishing experts create the technologies, processes and materials that regularly set the standard for the industry."

JANE WARNER
GROUP PRESIDENT
ITW FINISHING SYSTEMS
UNITED STATES

"I take great pride in knowing that the products I help create are considered to be the best in the world."

BIRSEN ERSAYAN
ASSEMBLY LINE WORKER AND FORKLIFT OPERATOR
RESOPAL
GERMANY





"By leveraging the expertise of sister companies in Europe as well as lower capital costs and local raw materials, we now deliver international quality at Indian prices to our customers."

SAJEEV KALE
HEAD-MANUFACTURING
ITW CHEMIN
INDIA

"I was charged with leading a significant change program at one of our manufacturing facilities. ITW gave me the tools to implement large-scale improvements that included cultural change, performance and productivity enhancements, and the adoption of updated technology to enhance business results."

GODFREY STEWART

RECENTLY PROMOTED TO BUSINESS UNIT MANAGER
STAPLES AND FINISH NAILS UNIT

PASLODE INDUSTRIAL

UNITED STATES





"By focusing on our top customers, we build strong, collaborative relationships and add clear value to their business operations, as well as our own."

YINGHUA QU

IMPORT/EXPORT SPECIALIST

TIEN TAI KUNSHAN

CHINA

"We provide customers with solutions that significantly improve their manufacturing costs, site efficiencies, safety and profitability. One of our latest innovations—the Swiftlift Jaws concrete lifting system—lowers their production costs by reducing the amount of extra reinforcing steel required."

CATHY CANTALIS

STATE ENGINEER—SA

REID CONSTRUCTION SYSTEMS

AUSTRALIA



Illinois Tool Works Corporate Management

At ITW, experience has always been the key to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience to draw on—ITW's management team shares an average tenure of 20 years of company service.

Management team pictured from left to right.



JAMES WOOTEN, ROLAND MARTEL, AL SUTHERLAND, DAVID SPEER AND RON KROPP



HUGH ZENTMYER, JOHN BROOKLIER AND LEE SHERIDAN



MARK CROLL, ROBERT BRUNNER, DAVID PARRY AND SCOTT SANTI



TOM HANSEN, CRAIG HINDMAN, RUSS FLAUM, SHARON BRADY AND PHIL GRESH

Illinois Tool Works Inc.
2006 Financials

Financial Table of Contents

Management's Discussion and Analysis

Introduction

Illinois Tool Works Inc. (the "Company" or "ITW") is a worldwide manufacturer of highly engineered products and specialty systems. The Company has approximately 750 operations in 49 countries which are aggregated and organized for internal reporting purposes in 2006 into the following four segments: Engineered Products—North America; Engineered Products—International; Specialty Systems—North America; and Specialty Systems—International. These segments are described below.

Due to the large number of diverse businesses and the Company's highly decentralized operating style, the Company does not require its business units to provide detailed information on operating results. Instead, the Company's corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables, return on invested capital and cash flow. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than a year. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 750 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has consistently improved its operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those business units that have operating results below expectations to help those units apply this 80/20 business process and improve their results.

Consolidated Results of Operations

The Company's consolidated results of operations for 2006, 2005 and 2004 are summarized as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating revenues	$14,055,049	$12,790,294	$11,583,250
Operating income	2,420,936	2,140,931	1,923,125
Margin %	17.2%	16.7%	16.6%

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	3.8%	9.1%	0.9%	4.6%	11.1%	1.0%
Changes in variable margins and overhead costs	—	0.9	0.2	—	(3.2)	(0.5)
	3.8	10.0	1.1	4.6	7.9	0.5
Acquisitions and divestitures	6.9	1.8	(0.9)	4.9	2.7	(0.4)
Restructuring costs	—	1.4	0.2	—	(1.1)	(0.2)
Impairment of goodwill and intangibles	—	(0.1)	—	—	0.4	0.1
Translation	—	—	—	1.3	1.4	—
Intercompany	(0.8)	—	0.1	(0.4)	—	0.1
	9.9%	13.1%	0.5%	10.4%	11.3%	0.1%

Operating Revenues

Revenues increased by 9.9% in 2006 over 2005 primarily due to revenues from acquisitions and an increase in base revenues. The base business revenues increased in 2006 versus 2005 primarily related to a 4.8% increase in international base business revenues. European economic growth and market demand improved starting in the second quarter of 2006 and continued through the remainder of the year. In addition, strong growth in Asia Pacific markets contributed to the base business increase. North American base business revenues increased 2.9% primarily due to reasonably strong end market demand during the first half of 2006. North American base business revenues decreased in the last half of 2006 due to declines in the construction and automotive end markets and the slowing of industrial production.

Revenues increased 10.4% in 2005 versus 2004, primarily related to a 5.9% increase in North American base business revenues and revenues from acquired companies. The growth in North American revenues was primarily due to price increases implemented to offset raw material cost increases, modest growth in industrial production and increased demand in certain capital equipment markets. Internationally, base business revenues increased 2.2% in 2005 over 2004 as a result of slow European economic growth.

Operating Income

Operating income in 2006 improved over 2005 primarily due to leverage from the growth in base business revenues, income from acquired companies and lower restructuring expenses. Operating margins are negatively affected by lower margins of acquired businesses, including amortization expense.

Operating income in 2005 improved over 2004 primarily due to leverage from the growth in base business revenues, income from acquired companies and favorable currency translation. These increases were partially offset by higher raw material costs, higher restructuring expenses and higher expenses related to stock incentive compensation.

Engineered Products—North America Segment

Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers' products and typically are manufactured and delivered in a time period of less than 30 days.

In the plastic and metal components and fasteners category, products include:

- metal fasteners and fastening tools for the commercial, residential and renovation construction industries;
- metal plate connecting components, machines and software for the commercial and residential construction industries;
- laminate products for the commercial, residential and renovation construction industries and furniture markets;
- metal fasteners for automotive, appliance and general industrial applications;
- metal components for automotive, appliance and general industrial applications;
- plastic components for automotive, appliance, furniture, electronics and general industrial applications; and
- plastic fasteners for automotive, appliance, electronics and general industrial applications.

In the specialty products category, products include:

- reclosable packaging for consumer food and storage applications;
- hand wipes and cleaners for use in industrial manufacturing locations;
- chemical fluids which clean or add lubrication to machines and automobiles;
- adhesives for industrial, construction and consumer purposes;
- epoxy and resin-based coating products for industrial applications;
- components for industrial machines;
- automotive aftermarket maintenance and appearance products; and
- swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries.

In 2006, this segment primarily served the construction (45%), automotive (20%) and consumer durables (9%) markets.

The results of operations for the Engineered Products—North America segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating revenues	$4,118,494	$3,766,134	$3,377,373
Operating income	713,779	659,222	573,175
Margin %	17.3%	17.5%	17.0%

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.4%	1.0%	0.1%	2.8%	6.8%	0.6%
Changes in variable margins and overhead costs	—	2.8	0.5	—	3.0	0.5
	0.4	3.8	0.6	2.8	9.8	1.1
Acquisitions and divestitures	8.6	3.8	(0.8)	8.4	5.1	(0.6)
Restructuring costs	—	0.4	—	—	(0.4)	(0.1)
Impairment of goodwill and intangibles	—	(0.1)	—	—	0.3	0.1
Translation	0.4	0.4	—	0.3	0.2	—
	9.4%	8.3%	(0.2)%	11.5%	15.0%	0.5%

Operating Revenues

Revenues increased in 2006 over 2005 primarily due to revenues from acquisitions and a small increase in base business revenues. Acquisition revenue was primarily related to the acquisition of a truss business, an aerosol anti-static business and two polymers businesses. Construction base business revenues decreased 1.2% mainly due to the dramatic decline in the residential construction market in the second half of 2006. Automotive base revenues decreased 3.7% due to a 6.0% decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues from the other industrial-based businesses in this segment grew 5.0% due to increased demand in a broad array of end markets these businesses serve, particularly in the industrial plastics and metals businesses, the reclosable packaging businesses and the polymers businesses.

Revenues increased in 2005 over 2004 primarily due to revenues from acquisitions and higher base business revenues. Acquisition revenue was primarily related to the acquisitions of two engineered polymers businesses, a construction business and an automotive business. Construction base business revenues increased only 1.4% in 2005 due to a slowing residential construction market as well as a decline in revenues at the Wilsonart businesses. Automotive base revenues increased 1.5% despite a 4% decline in automotive production at the Detroit 3 automotive manufacturers, as increased product penetration offset lower production levels. Base revenues from the other industrial-based businesses in this segment grew 5.7% due to strong demand throughout most of the businesses in this segment, particularly the reclosable packaging businesses.

Operating Income

Operating income increased in 2006 over 2005 primarily due to income from acquired companies, leverage from the growth in base business revenues, lower operating expenses and lower restructuring expenses. Variable margins increased 40 basis points primarily due to cost control efforts despite the declining automotive and construction markets. In 2006, an impairment charge of $5.6 million was recorded primarily related to the goodwill and intangibles of a U.S. construction joist business and the intangibles of a U.S. contamination control business.

Operating income increased in 2005 over 2004 primarily due to leverage from the growth in base business revenues, lower overhead expenses and income from acquisitions. These increases were partially offset by base business variable margin declines of 60 basis points due to sales declines in higher margin businesses. In addition, income was higher due to lower goodwill and intangible asset impairment charges over the prior year. In the first quarter of 2005, an intangible asset impairment charge of $5.0 million was recorded related to the intangibles of a U.S. manufacturer of clean room mats. Additionally, income was higher in 2005 due to a $9.0 million charge in 2004 associated with warranty issues related to a discontinued product at the Wilsonart laminate business.

Engineered Products—International Segment

Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers' products and typically are manufactured and delivered in a time period of less than 30 days.

In the plastic and metal components and fastener category, products include:

- metal fasteners and fastening tools for the commercial, residential and renovation construction industries;
- laminate products for the commercial, residential and renovation construction industries and furniture markets;
- metal plate connecting components and software for the commercial and residential construction markets;
- metal fasteners for automotive, appliance and general industrial applications;
- metal components for automotive, appliance and general industrial applications;
- plastic components for automotive, appliance, electronics and general industrial applications; and
- plastic fasteners for automotive, appliance, electronics and general industrial applications.

In the specialty products category, products include:

- reclosable packaging for consumer food applications;
- electronic component packaging trays used for the storage, shipment and manufacturing insertion of electronic components and microchips;
- adhesives for industrial, construction and consumer purposes;
- chemical fluids which clean or add lubrication to machines and automobiles;
- epoxy and resin-based coating products for industrial applications;
- automotive aftermarket maintenance and appearance products; and
- swabs, wipes and mats for clean room usage in the electronics and pharmaceutical industries.

In 2006, this segment primarily served the construction (40%), automotive (25%) and consumer durables (11%) markets.

The results of operations for the Engineered Products—International segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating revenues	$2,914,713	$2,743,882	$2,500,243
Operating income	430,609	406,189	372,832
Margin %	14.8%	14.8%	14.9%

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	3.9%	10.4%	0.9%	0.3%	0.9%	0.1%
Changes in variable margins and overhead costs	—	(6.1)	(0.9)	—	(1.9)	(0.3)
	3.9	4.3	—	0.3	(1.0)	(0.2)
Acquisitions and divestitures	2.9	0.7	(0.3)	6.6	4.6	(0.3)
Restructuring costs	—	2.1	0.3	—	(0.7)	(0.1)
Impairment of goodwill and intangibles	—	(0.4)	—	—	2.3	0.3
Translation	(0.6)	(0.7)	—	2.8	3.7	0.2
	6.2%	6.0%	0.0%	9.7%	8.9%	(0.1)%

Operating Revenues

Revenues increased in 2006 over 2005 primarily due to an increase in base business revenues and revenues from acquisitions. Base business construction revenues increased 5.7% due to strong demand across the European and Asia Pacific markets. Automotive base revenues only increased 0.9% due to weak European automotive car builds. Base revenues from the other businesses in this segment increased 3.8% as they benefited from stronger demand in a broad array of industrial and commercial end markets that they serve. The revenues from acquisitions increased primarily due to the acquisition of a European construction business, a European laminate business, a European fluids business and a European reclosable packaging business. Currency translation had a slightly unfavorable impact on revenues.

Revenues increased in 2005 over 2004 primarily due to contributions from acquisitions and the favorable effect of currency translation. The incremental acquisition revenue was primarily related to the acquisitions of two European polymers businesses, two European fluid product businesses and a European construction business. Base business construction revenues increased 2.2% as increased demand at the Wilsonart laminate businesses was partially offset by weak European and Australian construction markets. Automotive base revenues declined 2.9% primarily due to declines in automotive production at certain European automotive manufacturers. Base business revenues for the other businesses in this segment that serve a broad array of industrial and commercial end markets were flat in 2005.

Operating Income

Operating income increased in 2006 over 2005 primarily due to the positive leverage effect from the increase in base revenues described above and lower restructuring expenses, partially offset by higher operating expenses. Variable margins decreased 30 basis points in 2006 due to higher growth in lower margin construction businesses. In addition, increased operating expenses and higher overhead expenses negatively impacted base business income. Currency translation reduced operating income by 0.7%. Income was negatively affected by a $1.7 million impairment charge related to two Asian construction businesses.

Operating income increased in 2005 over 2004 primarily due to acquisitions, the favorable effect of currency translation and lower impairment charges offset by higher restructuring expenses. In addition, variable margins decreased 10 basis points primarily due to increases in raw material costs.

Specialty Systems—North America Segment

Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment and systems for a diverse customer base. These commercially oriented, value-added products become part of the customers' processes and typically are manufactured and delivered in a time period of more than 30 days.

In the machinery and related consumables category, products include:

- industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;
- welding equipment, metal consumables and related accessories for a variety of end market users;
- equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;
- plastic stretch film and related packaging equipment for various industrial purposes;
- paper and plastic products used to protect shipments of goods in transit;

- marking tools and inks for various end users;
- foil and film and related equipment used to decorate a variety of consumer products; and
- solder materials, services and equipment for the electronic and microelectronic assembly industry.

In the specialty equipment and systems category, products include:

- commercial food equipment such as dishwashers, refrigerators, cooking equipment and food machines for use by restaurants, institutions and supermarkets and related service;
- paint spray equipment for a variety of general industrial applications;
- materials and structural testing machinery and software;
- static control equipment for electronics and industrial applications;
- airport ground power generators for commercial and military applications; and
- supply chain management software for the industrial, aerospace and health care markets.

In 2006, this segment primarily served the general industrial (24%), food institutional and service (23%), maintenance, repair and operations ("MRO")/metals (9%) and food and beverage (9%) markets.

The results of operations for the Specialty Systems—North America segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating revenues	$4,627,627	$4,168,305	$3,776,100
Operating income	874,429	773,914	666,228
Margin %	18.9%	18.6%	17.6%

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	5.1%	11.2%	1.1%	8.4%	19.5%	1.8%
Changes in variable margins and overhead costs	—	0.6	0.1	—	(4.5)	(0.7)
	5.1	11.8	1.2	8.4	15.0	1.1
Acquisitions and divestitures	5.6	0.9	(0.9)	1.5	1.1	—
Restructuring costs	—	(0.3)	(0.1)	—	—	—
Impairment of goodwill and intangibles	—	0.2	0.1	—	(0.5)	(0.1)
Translation	0.3	0.4	—	0.5	0.6	—
	11.0%	13.0%	0.3%	10.4%	16.2%	1.0%

Operating Revenues

Revenues increased in 2006 over 2005 primarily due to revenues from acquisitions and higher base business revenues. The acquired revenues were primarily related to the acquisition of two materials and structural testing businesses, two businesses supplying the electronic and microelectronic assembly industry, an industrial packaging business, a decorating business and a supply chain management software business. Base business revenues grew primarily due to increased demand for machinery and consumables in many of the end markets that this segment serves. Welding base revenues increased 16.8% due to high demand in the energy, heavy fabrication and general industrial markets. Total packaging base revenues remained virtually flat in 2006 versus 2005 due to the slowing of the metals and construction markets in the second half of 2006. Food equipment base revenues increased 3.0% due to growth in the restaurant and institutional sector as well as the service business. Base business revenue from the other businesses in this segment, including the marking, decorating and finishing businesses, increased 1.3% in 2006 versus 2005.

Revenues increased in 2005 over 2004 primarily due to higher base business revenues as a result of increased demand for machinery and consumables in most of the end markets this segment serves. Welding base revenues increased 18.7% mainly due to increases in volume in the energy and construction markets. Food equipment and industrial packaging base revenues increased 5.0% and 3.3%, respectively, in 2005. Base revenues from the other businesses in this segment, including the marking, decorating and finishing businesses, increased 9.5%. The acquisition revenue is primarily related to the acquisitions of a materials and structural testing business and a specialty packaging business.

Operating Income

Operating income increased in 2006 versus 2005 primarily due to leverage from base business revenue increases and income from acquisitions. Variable margins increased 30 basis points mainly due to operating efficiency gains. Operating income was also higher due to lower goodwill and intangible impairment charges versus the prior year. Goodwill and intangible asset impairment charges of $8.0 million were recorded in 2006 related to the goodwill of a U.S. thermal transfer ribbon business and a Canadian stretch packaging equipment business and the goodwill and intangibles of a U.S. welding components business.

Operating income increased in 2005 over 2004 primarily due to leverage from the base business revenue increases and income from acquisitions. These increases were partially offset by a 70 basis point decrease in operating margins. Margins decreased due to raw material cost increases and revenue gains in lower margin businesses. In addition, overhead costs increased partially due to higher expenses related to stock incentive compensation. In addition, income was adversely affected by 2005 goodwill impairment charges of $9.6 million mainly related to the reduced cash flow expectations at a U.S. welding components business and a Canadian stretch packaging equipment business.

Specialty Systems—International Segment

Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers' processes and typically are manufactured and delivered in a time period of more than 30 days.

In the machinery and related consumables category, products include:

- industrial packaging equipment and plastic and steel strapping for the bundling and shipment of a variety of products for customers in numerous end markets;
- welding equipment and metal consumables for a variety of end market users;
- equipment and plastic consumables that multi-pack cans and bottles for the food and beverage industry;
- plastic stretch film and related packaging equipment for various industrial purposes;
- paper and plastic products used to protect shipments of goods in transit;
- foil and film and related equipment used to decorate a variety of consumer products; and
- solder materials, services and equipment for the electronic and microelectronic assembly industry.

In the specialty equipment category, products include:

- commercial food equipment such as dishwashers, refrigerators and cooking equipment for use by restaurants, institutions and supermarkets and related service;
- materials and structural testing machinery and software;
- paint spray equipment for a variety of general industrial applications;
- static control equipment for electronics and industrial applications; and
- airport ground power generators for commercial applications.

In 2006, this segment primarily served the general industrial (26%), food institutional and service (16%), food and beverage (14%) and MRO/metals (11%) markets.

The results of operations for the Specialty Systems—International segment for 2006, 2005 and 2004 were as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating revenues	$2,947,570	$2,566,386	$2,340,902
Operating income	402,119	301,606	310,890
Margin %	13.6%	11.8%	13.3%

In 2006 and 2005, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2006 COMPARED TO 2005			2005 COMPARED TO 2004		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	5.8%	19.3%	1.5%	4.2%	12.2%	1.0%
Changes in variable margins and overhead costs	—	7.4	0.8	—	(12.9)	(1.6)
	5.8	26.7	2.3	4.2	(0.7)	(0.6)
Acquisitions and divestitures	9.7	1.0	(1.1)	3.0	(0.5)	(0.4)
Restructuring costs	—	7.4	0.8	—	(5.1)	(0.6)
Impairment of goodwill and intangibles	—	(0.8)	(0.1)	—	0.1	—
Translation	(0.6)	(1.0)	(0.1)	2.4	3.2	0.1
	14.9%	33.3%	1.8%	9.6%	(3.0)%	(1.5)%

Operating Revenues

Revenues increased in 2006 versus 2005 primarily due to revenues from acquired companies and base business revenue growth. The contribution from acquired revenues was primarily related to the acquisition of two materials and structural testing businesses, two businesses supplying the electronic and microelectronic assembly industry, an aircraft ground power business and a European welding business. Food equipment base revenues increased 2.4% due primarily to growth in European institutional demand. Packaging base revenues increased 2.4% with strong growth in the multi-pack carrier business. Other base business revenues, including the welding and finishing businesses, increased 13.8% led by strong welding equipment and consumable sales in Asia and Europe and growth in the structural testing businesses.

Revenues increased in 2005 over 2004 mainly due to base business revenue growth, revenues from acquired companies and the effect of favorable currency translation. Industrial packaging base revenues grew 5.8% due to stronger demand in Asia and price increases in Europe. Food equipment base revenues increased 3.3% due to an increase in European refrigeration and cooking orders. Other base business revenues, including welding and finishing businesses, increased 2.4% due to improved end markets. Acquisition revenues primarily increased due to the acquisitions of an industrial packaging business, two decorating businesses and a materials and structural testing business.

Operating Income

Operating income increased in 2006 versus 2005 primarily as a result of leverage from the revenue increases described above, reduced operating costs and lower restructuring expenses. Variable margins increased 60 basis points due to operating efficiency gains, primarily in the materials and structural testing businesses and Asian welding businesses. In addition, income was favorably impacted by lower overhead expenses stemming from 2005 restructuring projects in the food equipment, industrial packaging and decorating businesses. Income was also positively affected by a nonrecurring 2005 charge of $8.7 million to resolve accounting issues at a European food equipment business.

Operating income decreased in 2005 versus 2004 primarily due to increased operating costs. Income was also adversely affected by increased restructuring expenses primarily related to several industrial packaging, food equipment and decorating businesses. A first quarter 2005 adjustment of $8.7 million to resolve accounting issues at a European food equipment business also reduced income. These decreases were partially offset by an increase in income due to higher revenues and the favorable effect of currency translation. Variable margins decreased 50 basis points and overhead costs increased partially due to the above mentioned food equipment charge and higher expenses related to stock incentive compensation.

Segment Reporting Change

In 2006, the Company announced that given the run-off of assets in the Leasing and Investments portfolio and the general intention to utilize free cash flow for core manufacturing investments and acquisitions rather than to make additional financial investments, the internal reporting has been revised to eliminate the reporting of Leasing and Investments as an operating segment. Leasing and Investments results have been reclassified to nonoperating investment income in the prior years' income statement to conform to the current year presentation.

Amortization and Impairment of Goodwill and Intangible Assets

The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.

As of January 1, 2006, the Company had assigned its recorded goodwill and intangible assets to approximately 375 of its then 700 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company's estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit's goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Goodwill:			
Impairment	$ 14,793	$ 9,650	$ 11,492
Intangible Assets:			
Amortization	106,766	69,143	37,409
Impairment	2,985	5,049	10,220
	$ 124,544	$ 83,842	$ 59,121

Amortization expense increased by $37.6 million in 2006 versus 2005 and by $31.7 million in 2005 over 2004 due primarily to the amortization of newly acquired intangibles.

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Engineered Products—North America	$ 5,550	$ 5,049	$ 7,007
Engineered Products—International	1,682	80	8,492
Specialty Systems—North America	8,004	9,559	5,937
Specialty Systems—International	2,542	11	276
	$ 17,778	$ 14,699	$ 21,712

See the Goodwill and Intangible Assets note for further details of the impairment charges.

Interest Expense

Interest expense decreased to $85.6 million in 2006 versus $94.6 million in 2005 primarily as a result of lower borrowings at international operations and lower average borrowings of short-term commercial paper during 2006. Interest expense increased to $94.6 million in 2005 versus $77.6 million in 2004 primarily as a result of higher average borrowings of short-term commercial paper, interest expense on the $53.7 million senior note securities issued in March 2005, and expense resulting from an interest rate swap on the 5.75% notes. The higher interest expense in 2005 was partially offset by lower borrowings at international operations.

Investment Income

Investment income by investment category for the periods *ended* December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Mortgage investments	$ 40,146	$ 84,193	$ 81,028
Venture capital limited partnership	23,001	11,629	19,267
Leases of equipment	4,898	15,468	25,762
Property developments	900	6,774	7,445
Other	9,663	8,214	9,119
	$ 78,608	$ 126,278	$ 142,621

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60.0 million and cash of $240.0 million. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received a portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable.

The mortgage entities entered into the swaps and other related agreements in order to reduce the Company's real estate, credit and interest rate risks relative to its net mortgage investments. The swap counter party assumed the majority of the real estate and credit risk related to the commercial mortgage loans and real estate, and assumed all of the interest rate risk related to the nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the "First Mortgage Transaction") were sold and the swap and other related agreements were terminated. The Company received $150.8 million for its share of the disposition proceeds and paid $32.0 million for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there were no remaining assets or liabilities related to the First Mortgage Transaction.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the "Second Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157.1 million for its share of the disposition proceeds related to the Second Mortgage Transaction and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, all remaining mortgage-related assets pertaining to the 1997 mortgage investment transaction (the "Third Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $168.6 million for its share of the disposition proceeds related to the Third Mortgage Transaction and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

Mortgage investment income declined to $40.1 million in 2006 as compared with $84.2 million in 2005. Of this decline, $34.4 million resulted from the 2005 completion of the First Mortgage Transaction. The remaining decline of $9.6 million was primarily due to lower gains in 2006 versus 2005 related to the remaining two mortgage transactions.

In 2005, mortgage investment income increased over 2004 primarily as a result of gains on the sales of properties in 2005 of $51.3 million versus gains of $45.3 million in 2004, higher interest income and lower depreciation expense, partially offset by higher property impairments in 2005 of $11.4 million versus $1.3 million in 2004.

Leases of Equipment

In the third quarter of 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48.8 million. In the first half of 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with cash investments of $144.7 million. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to creditworthy third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term. As a result of the payment undertaker arrangements and the residual value insurance, the Company believes that any credit and residual value risks related to the telecommunications and air traffic control leases have been significantly mitigated.

In 2006 and 2005, lease income was lower than the previous year due to the scheduled decline in leveraged lease income. The 2005 decline was partially offset by a $2.9 million gain on the sale of a United Airlines bankruptcy claim.

Other Investments

Operating income from the venture capital limited partnership increased to $23.0 million in 2006 versus $11.6 million in 2005 due to higher mark-to-market gains. Operating income from the venture capital limited partnership was $11.6 million in 2005 versus $19.3 million in 2004 due to higher mark-to-market gains in 2004.

Income from property developments declined to $0.9 million in 2006 versus $6.8 million in 2005 as 93 fewer properties were sold in 2006 than 2005.

Other Income

Other income was $31.3 million in 2006 versus $9.0 million in 2005. The increase was primarily due to gains on the sale of operations, lower losses on the sale of plant and equipment and higher interest income. This was partially offset by higher losses on foreign currency transactions in 2006. Other income was $9.0 million in 2005 versus $11.2 million in 2004.

Income Taxes

The effective tax rate was 29.75% in 2006, 31.5% in 2005 and 33.0% in 2004. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.

Income from Continuing Operations

Income from continuing operations in 2006 of $1.7 billion ($3.01 per diluted share) was 14.9% higher than 2005 income of $1.5 billion ($2.60 per diluted share). Income from continuing operations in 2005 was 11.6% higher than 2004 income of $1.3 billion ($2.20 per diluted share).

Foreign Currency

Foreign currency fluctuations had no significant impact on revenues or earnings in 2006. The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $150 million in 2005 and $430 million in 2004, and increased income from continuing operations by approximately 6 cents per diluted share in 2005 and 15 cents per diluted share in 2004.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), ("SFAS 158"). On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180.0 million in 2006 to recognize the funded status of its benefit plans. Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company does not anticipate that the adoption of FIN 48 will materially affect the Company's financial position or results of operations.

In July 2006, the FASB issued FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. FSP 13-2 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The adoption of FSP 13-2 is not expected to have a material effect on the Company's financial position or results of operations.

2007 Forecast

The Company is forecasting full-year 2007 income from continuing operations to be in a range of $3.27 to $3.39 per diluted share. The following key assumptions were used for this forecast:

- base business revenue growth in a range of 2.5% to 4.5%;
- foreign exchange rates holding at year-end 2006 levels;
- annualized revenues from 2007 acquired companies in a range of $800 million to $1.2 billion;

- share repurchases of $500 million to $700 million for the year;
- restructuring costs of $30 million to $50 million;
- nonoperating investment income of $25 million to $30 million, which is lower than 2006 by $50 million to $55 million;
- estimated impairment of goodwill and intangible assets of $15 million to $25 million; and
- an effective tax rate of 29.75%.

The Company updates its forecast and assumptions throughout the year via monthly press releases.

Liquidity and Capital Resources

Cash Flow

The Company's primary source of liquidity is free operating cash flow. Management continues to believe that such internally generated cash flow will be adequate to service existing debt and to continue to pay dividends that meet its dividend payout guideline of 25% to 35% of the last two years' average net income. In addition, free operating cash flow is expected to be adequate to finance internal growth, acquisitions and share repurchases.

The Company uses free operating cash flow to measure normal cash flow generated by its operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program which provides for the buyback of up to 35.0 million shares. Under this program, the Company repurchased 9.7 million shares of its common stock during 2006 for $446.9 million at an average price of $46.16 per share. In 2004, the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31.0 million shares (on a pre-split basis) and was completed in 2005.

Summarized cash flow information for the three years ended December 31, 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004
Net cash provided by operating activities	$ 2,066,028	$ 1,851,543	$ 1,536,797
Additions to plant and equipment	(301,006)	(293,102)	(282,560)
Free operating cash flow	$ 1,765,022	$ 1,558,441	$ 1,254,237
Acquisitions	$ (1,378,708)	$ (626,922)	$ (587,783)
Purchases of investments	(25,347)	(120,240)	(64,442)
Proceeds from investments	367,365	220,082	85,412
Cash dividends paid	(398,846)	(335,092)	(304,581)
Repurchases of common stock	(446,876)	(1,041,798)	(1,729,806)
Net proceeds of debt	178,441	93,126	127,487
Other	158,739	(44,570)	202,383
Net increase (decrease) in cash and equivalents	$ 219,790	$ (296,973)	$ (1,017,093)

Return on Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. ROIC for the three years ended December 31, 2006, 2005 and 2004 was as follows:

DOLLARS IN THOUSANDS	2006	2005	2004
Operating income after taxes of 29.75%, 31.5%, and 33.0%, respectively	$1,700,708	$1,466,538	$1,288,494
Invested Capital:			
Trade receivables	$2,471,273	$2,098,276	$2,054,624
Inventories	1,482,508	1,203,063	1,281,156
Net plant and equipment	2,053,457	1,807,109	1,876,875
Investments	595,083	896,487	912,483
Goodwill and intangible assets	5,138,687	3,678,938	3,193,055
Accounts payable and accrued expenses	(2,173,863)	(1,747,832)	(1,647,448)
Other, net	278,487	451,657	414,096
Total invested capital	$9,845,632	$8,387,698	$8,084,841
Average invested capital	$9,160,712	$8,277,715	$7,603,773
Return on average invested capital	18.6%	17.7%	16.9%

The 90 basis point increase in ROIC in 2006 versus 2005 was due primarily to a 16.0% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 29.75% in 2006 from 31.5% in 2005. The positive impact was partially offset by an increase of 10.7% in average invested capital, primarily from acquisitions.

The 80 basis point increase in ROIC in 2005 versus 2004 was due primarily to a 13.8% increase in after-tax operating income, mainly as a result of increased base business operating income and a decrease in the effective tax rate to 31.5% in 2005 from 33.0% in 2004. The positive impact was partially offset by an increase of 8.9% in average invested capital, primarily from acquisitions.

Working Capital

Net working capital at December 31, 2006 and 2005 is summarized as follows:

DOLLARS IN THOUSANDS	2006	2005	INCREASE (DECREASE)
Current Assets:			
Cash and equivalents	$ 590,207	$ 370,417	$ 219,790
Trade receivables	2,471,273	2,098,276	372,997
Inventories	1,482,508	1,203,063	279,445
Other	662,417	439,849	222,568
	5,206,405	4,111,605	1,094,800
Current Liabilities:			
Short-term debt	462,721	252,899	209,822
Accounts payable and accrued expenses	1,895,182	1,574,018	321,164
Other	278,681	173,814	104,867
	2,636,584	2,000,731	635,853
Net Working Capital	$2,569,821	$2,110,874	$ 458,947
Current Ratio	1.97	2.06	

Cash and equivalents increased in 2006 primarily due to increased cash flow from operating activities, partially offset by cash paid for acquisitions and the repurchase of common stock. Other current assets increased primarily due to higher tax refund receivables in the United States. Short-term debt increased due to an increase in short-term commercial paper to fund acquisition activity and stock repurchases in 2006 and a net increase in international debt. Trade receivables, inventories, accounts payable and accrued expenses increased primarily as a result of currency translation and acquisitions.

Debt

Total debt at December 31, 2006 and 2005 was as follows:

DOLLARS IN THOUSANDS	2006	2005	INCREASE (DECREASE)
Short-term debt	$ 462,721	$ 252,899	$ 209,822
Long-term debt	955,610	958,321	(2,711)
Total debt	$1,418,331	$1,211,220	$ 207,111
Total debt to total capitalization	13.6%	13.8%	

In 2006, the Company borrowed €140.0 million under five European short-term credit facilities with combined maximum available borrowings of €188.7 million. As of December 31, 2006, the Company has unused debt capacity of €48.7 million under these facilities.

In June 2006, the Company entered into a $600 million Line of Credit Agreement with a termination date of June 15, 2007. In November 2006, the Company exercised a provision that provided for an increase in the aggregate commitment by $200 million to a total of $800 million. In 2006, the Company entered into a $350 million revolving credit facility ("RCF") with a termination date of June 16, 2011. This debt capacity is for use principally to support any issuances of commercial paper and to fund larger acquisitions.

The Company has cash on hand and additional debt capacity to fund larger acquisitions. As of December 31, 2006, the Company has unused capacity of approximately $1.2 billion under its current U.S. debt facilities and approximately $300 million under international debt facilities. In addition, the Company believes that based on its current free operating cash flow and debt-to-capitalization ratios, it could readily obtain additional financing if necessary.

Stockholders' Equity

The changes to stockholders' equity during 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005
Beginning balance	$7,546,895	$7,627,610
Net income	1,717,746	1,494,869
Cash dividends declared	(423,563)	(346,059)
Shares issued for acquisitions	162,898	—
Repurchases of common stock	(446,876)	(1,041,798)
Stock option and restricted stock activity	135,781	103,676
Adjustment to initially apply SFAS 158, net of tax	(180,037)	—
Currency translation adjustments	495,697	(296,248)
Minimum pension liability	8,967	4,845
Ending balance	$9,017,508	$7,546,895

The average exchange rates for the period used for translating the income statements of international businesses were essentially flat in 2006 with the average period rates in 2005, resulting in minimal foreign currency effect on the income statement. However, the change in foreign currency translation had a positive impact on the balance sheet as the end-of-year rates were higher in 2006 than the 2005 end-of-year rates, primarily driven by the strengthening of the euro during 2006.

Contractual Obligations and Off-Balance Sheet Arrangements

The Company's contractual obligations as of December 31, 2006 were as follows:

IN THOUSANDS	2007	2008	2009	2010	2011	2012 AND FUTURE YEARS
Total debt	$462,721	$158,248	$503,326	$ 6,250	$255,586	$ 32,200
Interest payments on notes and preferred debt securities	57,594	57,332	32,377	17,725	17,446	2,856
Minimum lease payments	115,519	91,468	65,569	45,125	30,934	64,169
Affordable housing capital obligations	14,092	13,612	13,978	13,262	3,244	—
Preferred stock of subsidiaries and related accrued dividends	69,200	—	—	—	—	—
Maximum venture capital contribution	11,677	—	—	—	—	—
	$730,803	$320,660	$615,250	$ 82,362	$307,210	$ 99,225

In 2001, the Company committed to two affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third party financial institution. The excess cash of $126.8 million was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects. The financing of these limited partnerships was structured in this manner in order to receive the affordable housing tax credits and deductions without any substantial initial cash outlay by the Company.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $24.0 million at December 31, 2006. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $16.0 million at December 31, 2006. At December 31, 2006, the Company had open stand-by letters of credit of $127.0 million, substantially all of which expire in 2007. The Company had no other significant off-balance sheet commitments at December 31, 2006.

Market Risk

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt.

The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100.0 million of debt, which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100.0 million to hedge a portion of the fixed rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

The following table presents the Company's financial instruments for which fair value is subject to changing market interest rates:

IN THOUSANDS	4.88% NOTES DUE DECEMBER 31, 2020	5.75% NOTES DUE MARCH 1, 2009	6.55% PREFERRED DEBT SECURITIES DUE DECEMBER 31, 2011	6.875% NOTES DUE NOVEMBER 15, 2008
As of December 31, 2006:				
Estimated cash outflow by year of principal maturity				
2007	$ 10,630	$ —	$ —	$ —
2008	5,472	—	—	150,000
2009	5,679	500,000	—	—
2010	5,713	—	—	—
2011	5,351	—	250,000	—
2012 and thereafter	16,603	—	—	—
Estimated fair value	53,047	505,200	262,118	154,050
Carrying value	49,448	497,048	249,776	149,966
As of December 31, 2005:				
Total estimated cash outflow	$ 53,735	$500,000	$250,000	$150,000
Estimated fair value	53,563	512,015	267,205	157,742
Carrying value	53,735	496,687	249,739	149,947

Foreign Currency Risk

The Company operates in the United States and 48 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2006 or 2005.

Critical Accounting Policies

The Company has four accounting policies which it believes are important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

These critical accounting policies are as follows:

Realizability of Inventories—Inventories are stated at the lower of cost or market. Generally, the Company's operating units perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

USAGE CLASSIFICATION	CRITERIA	RESERVE %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for the majority of U.S. operations, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable—The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve for past due accounts or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment—The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes—The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company's 2007 forecasts and assumptions, the adequacy of internally generated funds, future cash flows and income from equipment leases, the meeting of dividend payout objectives, payments under guarantees, the Company's portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings and the impact of adopting FSP 13-2 and FIN 48. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

Management Report on Internal Control over Financial Reporting

The management of Illinois Tool Works Inc. ("ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

DAVID B. SPEER
CHAIRMAN &
CHIEF EXECUTIVE OFFICER
FEBRUARY 23, 2007

RONALD D. KROPP
SENIOR VICE PRESIDENT &
CHIEF FINANCIAL OFFICER
FEBRUARY 23, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statements of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, dated February 23, 2007, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of a company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
CHICAGO, ILLINOIS
FEBRUARY 23, 2007

Statement of Income

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31 2006	2005	2004
Operating Revenues	$14,055,049	$12,790,294	$11,583,250
Cost of revenues	9,077,321	8,350,372	7,576,343
Selling, administrative, and research and development expenses	2,432,248	2,215,149	2,024,661
Amortization and impairment of goodwill and other intangible assets	124,544	83,842	59,121
Operating Income	2,420,936	2,140,931	1,923,125
Interest expense	(85,607)	(94,597)	(77,556)
Investment income	78,608	126,278	142,621
Other income	31,309	8,957	11,215
Income from Continuing Operations Before Income Taxes	2,445,246	2,181,569	1,999,405
Income taxes	727,500	686,700	659,800
Income from Continuing Operations	1,717,746	1,494,869	1,339,605
Loss from Discontinued Operations	—	—	(911)
Net Income	$ 1,717,746	$ 1,494,869	$ 1,338,694
Net Income Per Share:			
Basic	$3.04	$2.62	$2.21
Diluted	$3.01	$2.60	$2.20

Statement of Income Reinvested in the Business

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2006	2005	2004
Beginning Balance	$ 9,112,328	$ 7,963,518	$ 6,937,110
Net income	1,717,746	1,494,869	1,338,694
Cash dividends declared	(423,563)	(346,059)	(312,286)
Ending Balance	$10,406,511	$ 9,112,328	$ 7,963,518

Statement of Comprehensive Income

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2006	2005	2004
Net Income	$1,717,746	$1,494,869	$1,338,694
Other Comprehensive Income:			
Foreign currency translation adjustments	495,697	(296,248)	306,653
Minimum pension liability adjustments	14,650	4,640	(5,009)
Income tax related to minimum pension liability adjustments	(5,683)	205	1,960
Comprehensive Income	$2,222,410	$1,203,466	$1,642,298

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARES	DECEMBER 31 2006	2005
Assets		
Current Assets:		
Cash and equivalents	$ 590,207	$ 370,417
Trade receivables	2,471,273	2,098,276
Inventories	1,482,508	1,203,063
Deferred income taxes	196,860	168,739
Prepaid expenses and other current assets	465,557	271,110
Total current assets	5,206,405	4,111,605
Plant and Equipment:		
Land	193,328	156,975
Buildings and improvements	1,374,926	1,210,133
Machinery and equipment	3,594,057	3,235,571
Equipment leased to others	149,682	155,565
Construction in progress	96,853	92,934
	5,408,846	4,851,178
Accumulated depreciation	(3,355,389)	(3,044,069)
Net plant and equipment	2,053,457	1,807,109
Investments	595,083	896,487
Goodwill	4,025,053	3,009,011
Intangible Assets	1,113,634	669,927
Deferred Income Taxes	116,245	45,269
Other Assets	770,562	906,235
	$ 13,880,439	$ 11,445,643
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 462,721	$ 252,899
Accounts payable	707,656	560,078
Accrued expenses	1,187,526	1,013,940
Cash dividends payable	117,337	92,620
Income taxes payable	161,344	81,194
Total current liabilities	2,636,584	2,000,731
Noncurrent Liabilities:		
Long-term debt	955,610	958,321
Deferred income taxes	259,159	—
Other	1,011,578	939,696
Total noncurrent liabilities	2,226,347	1,898,017
Stockholders' Equity:		
Common stock:		
Issued—630,900,742 shares in 2006 and 624,086,578 shares in 2005	6,309	3,120
Additional paid-in-capital	1,378,587	1,082,611
Income reinvested in the business	10,406,511	9,112,328
Common stock held in treasury	(3,220,538)	(2,773,176)
Accumulated other comprehensive income	446,639	122,012
Total stockholders' equity	9,017,508	7,546,895
	$ 13,880,439	$11,445,643

The Notes to Financial Statements are an integral part of this statement.

Statement of Cash Flows

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	*FOR THE YEARS ENDED DECEMBER 31* 2006	2005	2004
Cash Provided by (Used for) Operating Activities:			
Net income	$1,717,746	$1,494,869	$1,338,694
Adjustments to reconcile net income to cash provided by operating activities:			
Loss from discontinued operations	—	—	911
Depreciation	319,362	299,232	294,162
Amortization and impairment of goodwill and other intangible assets	124,544	83,842	59,121
Change in deferred income taxes	167,003	69,745	143,214
Provision for uncollectible accounts	8,727	7,156	391
Loss on sale of plant and equipment	1,149	4,289	4,710
Income from investments	(78,608)	(126,278)	(142,621)
(Gain) loss on sale of operations and affiliates	(16,795)	8,548	(8)
Stock compensation expense	34,781	64,144	32,514
Other non-cash items, net	510	(1,875)	9,740
Change in assets and liabilities:			
(Increase) decrease in—			
Trade receivables	(45,581)	(58,902)	(128,868)
Inventories	(60,204)	104,419	(177,052)
Prepaid expenses and other assets	(63,930)	(82,280)	(123,532)
Increase (decrease) in—			
Accounts payable	10,941	(39,216)	31,947
Accrued expenses and other liabilities	1,314	35,491	35,056
Income taxes receivable and payable	(55,261)	(16,647)	153,457
Other, net	330	5,006	4,961
Net cash provided by operating activities	2,066,028	1,851,543	1,536,797
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(1,378,708)	(626,922)	(587,783)
Additions to plant and equipment	(301,006)	(293,102)	(282,560)
Purchases of investments	(25,347)	(120,240)	(64,442)
Proceeds from investments	367,365	220,082	85,412
Proceeds from sale of plant and equipment	14,190	33,860	23,378
Proceeds from sale of operations and affiliates	40,303	1,475	6,495
Other, net	8,788	(4,559)	3,407
Net cash used for investing activities	(1,274,415)	(789,406)	(816,093)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(398,846)	(335,092)	(304,581)
Issuance of common stock	78,969	24,563	79,108
Repurchases of common stock	(446,876)	(1,041,798)	(1,729,806)
Net proceeds of short-term debt	194,896	44,406	134,019
Proceeds from long-term debt	177	58,661	97
Repayments of long-term debt	(16,632)	(9,941)	(6,629)
Excess tax benefits from share-based compensation	13,086	12,879	—
Repayment of preferred stock of subsidiary	—	(20,000)	—
Net cash used for financing activities	(575,226)	(1,266,322)	(1,827,792)
Effect of Exchange Rate Changes on Cash and Equivalents	3,403	(92,788)	89,995
Cash and Equivalents:			
Increase (decrease) during the year	219,790	(296,973)	(1,017,093)
Beginning of year	370,417	667,390	1,684,483
End of year	$ 590,207	$ 370,417	$ 667,390
Cash Paid During the Year for Interest	$ 75,026	$ 99,115	$ 73,393
Cash Paid During the Year for Income Taxes	$ 646,647	$ 622,451	$ 339,334
Liabilities Assumed from Acquisitions	$ 448,561	$ 270,726	$ 150,913

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a worldwide manufacturer of highly engineered products and specialty systems. The Company primarily serves the construction, general industrial, automotive and food institutional and service markets.

Significant accounting *principles and policies* of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation—The financial statements *include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Acquisitions—*The Company accounts for acquisitions under the purchase method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions in the following years, individually and in the aggregate, did not materially affect the Company's results of operations or financial position. Summarized information related to acquisitions is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2006	2005	2004
Number of acquisitions	53	22	24
Net cash paid during the year	$1,378,708	$ 626,922	$ 587,783
Value of shares issued for acquisitions	$ 162,898	$ —	$ 1,628

The Company's only significant non-cash transaction during 2006 related to the exchange of the Company's common stock as consideration for an acquisition. There were no significant non-cash transactions in 2005 and 2004.

The premium over *tangible net assets* recorded for acquisitions based on purchase price allocations during 2006, 2005 and 2004 were as follows:

IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	WEIGHTED-AVERAGE LIFE	2006 PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	2005 PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	2004 PREMIUM RECORDED
Goodwill		$ 774,661		$ 296,311		$ 219,010
Amortizable Intangible Assets:						
Customer lists and relationships	10.1	287,371	12.0	112,328	11.9	83,643
Patents & proprietary technology	11.0	90,730	10.5	29,079	7.2	16,738
Trademarks and brands	15.6	75,040	14.4	50,174	17.1	26,933
Software	6.2	78,432	7.1	24,006	4.7	50,906
Noncompete agreements	4.1	19,081	2.0	6,424	4.2	10,181
Other	1.2	9,414	1.0	7,268	2.6	2,005
Total Amortizable Intangible Assets	10.1	560,068	11.2	229,279	9.8	190,406
Indefinite-lived Intangible Assets:						
Trademarks and brands		4,170		30,980		29,170
Total Premium Recorded		$ 1,338,899		$ 556,570		$ 438,586

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $78,923,000 in 2006, $77,005,000 in 2005 and $102,301,000 in 2004 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets, primarily due to the completion of valuations.

Operating Revenues *are recognized when the risks and rewards of ownership are transferred to the customer,* which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2006, 2005 or 2004.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $144,914,000 in 2006, $127,871,000 in 2005 and $123,486,000 in 2004.

Rental Expense was $120,842,000 in 2006, $117,585,000 in 2005 and $108,450,000 in 2004. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS	
2007	$115,519
2008	91,468
2009	65,569
2010	45,125
2011	30,934
2012 and future years	64,169
	$412,784

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $98,660,000 in 2006, $80,059,000 in 2005 and $81,113,000 in 2004.

Investment Income by investment category for the periods ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Mortgage investments	$ 40,146	$ 84,193	$ 81,028
Venture capital limited partnership	23,001	11,629	19,267
Leases of equipment	4,898	15,468	25,762
Property developments	900	6,774	7,445
Other	9,663	8,214	9,119
	$ 78,608	$ 126,278	$ 142,621

Other Income (Expense) consisted of the following:

IN THOUSANDS	2006	2005	2004
Interest income	$ 30,900	$ 27,861	$ 25,614
Gain (loss) on sale of operations and affiliates	16,795	(8,548)	8
Loss on sale of plant and equipment	(1,149)	(4,289)	(4,710)
Loss on foreign currency transactions	(9,741)	(3,447)	(9,810)
Other, net	(5,496)	(2,620)	113
	$ 31,309	$ 8,957	$ 11,215

Income Taxes—*The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes on continuing operations were as shown below:

IN THOUSANDS	2006	2005	2004
U.S. federal income taxes:			
Current	$ 363,233	$ 399,629	$ 250,887
Deferred	77,391	80,571	117,526
Benefit of net operating loss carryforwards	—	(54,248)	(4,204)
Tax benefit related to stock recorded through equity	20,551	13,740	36,322
	$ 461,175	$ 439,692	$ 400,531
Foreign income taxes:			
Current	$ 275,070	$ 160,545	$ 226,699
Deferred	9,617	36,170	51,129
Benefit of net operating loss carryforwards	(58,273)	(7,047)	(51,425)
	$ 226,414	$ 189,668	$ 226,403
State income taxes:			
Current	$ 42,330	$ 53,901	$ 43,297
Deferred	(3,898)	9,685	(2,719)
Benefit of net operating loss carryforwards	—	(7,476)	(11,014)
Tax benefit related to stock recorded through equity	1,479	1,230	3,302
	39,911	57,340	32,866
	$ 727,500	$ 686,700	$ 659,800

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2006	2005	2004
Domestic	$1,494,242	$1,402,767	$1,354,301
Foreign	951,004	778,802	645,104
	$2,445,246	$2,181,569	$1,999,405

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2006	2005	2004
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.1	1.7	1.5
Differences between U.S. federal statutory and foreign tax rates	(1.1)	(1.1)	(0.6)
Nontaxable foreign interest income	(2.3)	(2.4)	(1.6)
Tax effect of foreign dividends	0.2	1.0	0.1
Tax relief for U.S. manufacturers	(0.5)	(0.4)	—
Other, net	(2.6)	(2.3)	(1.4)
Effective tax rate	29.8%	31.5%	33.0%

In 2004, the Company recorded a deferred tax liability of $25,000,000 to reflect the estimated tax cost of the minimum foreign dividends repatriated under the American Jobs Creation Act during 2005. During 2005, the Company repatriated foreign dividends of $1,404,000,000 and incurred an additional tax cost of $17,400,000. *Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $2,900,000,000 and $2,000,000,000 as of December 31, 2006 and 2005, respectively, as these earnings are considered permanently invested.* Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006 ASSET	2006 LIABILITY	2005 ASSET	2005 LIABILITY
Goodwill and intangible assets	$ 132,906	$ (497,597)	$ 125,758	$ (279,206)
Inventory reserves, capitalized tax cost and LIFO inventory	41,500	(18,636)	34,945	(18,693)
Investments	45,163	(220,360)	109,356	(301,276)
Plant and equipment	16,550	(95,896)	13,181	(89,532)
Accrued expenses and reserves	129,250	—	128,044	—
Employee benefit accruals	303,579	—	257,709	—
Foreign tax credit carryforwards	76,855	—	66,749	—
Net operating loss carryforwards	345,531	—	252,663	—
Capital loss carryforwards	67,092	—	104,786	—
Allowances for uncollectible accounts	12,439	—	10,794	—
Prepaid pension assets	—	(29,776)	—	(93,770)
Other	71,403	(38,650)	94,046	(26,758)
Gross deferred income tax assets (liabilities)	1,242,268	(900,915)	1,198,031	(809,235)
Valuation allowances	(287,407)	—	(174,788)	—
Total deferred income tax assets (liabilities)	$ 954,861	$ (900,915)	$1,023,243	$ (809,235)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2006 and 2005 relate primarily to certain net operating loss carryforwards and capital loss carryforwards. Included in the total valuation allowances at December 31, 2006 were allowances of $90,395,000 that relate to acquired net operating loss carryforwards that, if adjusted in the future, would reduce goodwill.

At December 31, 2006, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS
2007	$ 3,637
2008	19,627
2009	7,161
2010	11,196
2011	9,707
2012	14,291
2013	8,506
2014	519
2015	1,534
2016	3,759
2017	—
2018	6,438
2019	23,479
2020	69,029
2021	87,699
2022	39,600
2023	64,228
2024	65,453
2025	14,331
Do not expire	536,611
	$ 986,805

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns, and provides guidance on derecognition, classification, and interest and penalties, related to uncertain tax positions. FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The Company does not anticipate that the adoption of FIN 48 will materially affect the Company's financial position or results of operations.

Income from Continuing Operations Per Share *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2006	2005	2004
Income from continuing operations	$1,717,746	$1,494,869	$1,339,605
Income from continuing operations per share—Basic:			
Weighted-average common shares	565,632	571,058	604,752
Income from continuing operations per share—Basic	$3.04	$2.62	$2.22
Income from continuing operations per share—Diluted:			
Weighted-average common shares	565,632	571,058	604,752
Effect of dilutive stock options and restricted stock	4,260	4,376	4,950
Weighted-average common shares assuming dilution	569,892	575,434	609,702
Income from continuing operations per share—Diluted	$3.01	$2.60	$2.20

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2006	2005	2004
Weighted-average shares issuable under antidilutive options	7,759	4,787	384
Weighted-average exercise price per share	$45.14	$47.12	$47.08

Cash and Equivalents included interest-bearing instruments of $234,310,000 at December 31, 2006 and $143,306,000 at December 31, 2005. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Beginning balance	$ (51,178)	$ (56,205)	$ (62,364)
Provision charged to expense	(8,727)	(7,156)	(391)
Write-offs, net of recoveries	10,465	14,392	14,236
Acquisitions and divestitures	(8,658)	(5,931)	(4,285)
Other	(3,551)	3,722	(3,401)
Ending balance	$ (61,649)	$ (51,178)	$ (56,205)

Inventories at December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005
Raw material	$ 470,032	$ 340,748
Work-in-process	166,946	136,557
Finished goods	845,530	725,758
	$1,482,508	$1,203,063

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of a majority of the U.S. operations. Inventories priced at LIFO were 29% and 33% of total inventories as of December 31, 2006 and 2005, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $154,928,000 and $135,848,000 higher than reported at December 31, 2006 and 2005, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006	2005
Income tax refunds	$ 261,792	$ 108,242
Insurance	44,271	45,753
Value-added-tax receivables	40,177	27,379
Other	119,317	89,736
	$ 465,557	$ 271,110

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $319,362,000 in 2006, $299,232,000 in 2005 and $294,162,000 in 2004, and was reflected primarily in cost of revenues. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10–50 years
Machinery and equipment	3–20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005
Leases of equipment	$ 310,598	$ 309,437
Mortgage investments	—	292,370
Affordable housing limited partnerships	114,594	131,827
Venture capital limited partnership	91,365	91,522
Prepaid forward contract	29,778	28,376
Properties held for sale	29,039	26,920
Property developments	19,709	16,035
	$ 595,083	$ 896,487

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2006 and 2005 were as shown below:

IN THOUSANDS	2006	2005
Leveraged, direct financing and sales-type leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ 155,774	$ 156,393
Estimated residual value of leased assets	248,119	248,119
Unearned income	(105,914)	(108,389)
	297,979	296,123
Equipment under operating leases	12,619	13,314
	$ 310,598	$ 309,437

Deferred tax liabilities related to leveraged and direct financing leases were $213,267,000 and $295,064,000 at December 31, 2006 and 2005, respectively.

The investment in leases of equipment at December 31, 2006 and 2005 relates to the following types of equipment:

IN THOUSANDS	2006	2005
Telecommunications	$ 196,348	$ 196,348
Air traffic control	70,280	68,268
Aircraft	43,033	43,480
Manufacturing	937	1,341
	$ 310,598	$ 309,437

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to creditworthy third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company can recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

The components of the income from leveraged, direct financing and sales-type leases for the years ended December 31, 2006, 2005 and 2004 were as shown below:

IN THOUSANDS	2006	2005	2004
Lease income before income taxes	$ 2,567	$ 13,890	$ 24,326
Investment tax credits recognized	133	250	296
Income tax expense	(948)	(5,197)	(9,014)
	$ 1,752	$ 8,943	$ 15,608

Unearned income is recognized as lease income over the life of the lease based on the effective yield of the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.

In July 2006, the FASB issued FASB Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. FSP 13-2 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to retained earnings. The adoption of FSP 13-2 is not expected to have a material effect on the Company's financial position or results of operations.

Mortgage Investments

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739,705,000, preferred stock of subsidiaries of $60,000,000 and cash of $240,000,000. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received the portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. The mortgage entities entered into the swaps and other related agreements in order to reduce their real estate, credit and interest rate risks relative to the mortgage-related assets and related nonrecourse notes payable.

In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the "First Mortgage Transaction") were sold and the swap and other related agreements were terminated. The Company received $150,800,000 for its share of the disposition proceeds and paid $32,000,000 for the redemption of preferred stock of a subsidiary and related accrued dividends. As of December 31, 2005, there are no remaining assets or liabilities related to the First Mortgage Transaction.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the "Second Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157,115,000 for its share of the disposition proceeds related to the Second Mortgage Transaction and in January 2007, the Company paid $34,600,000 for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, all remaining mortgage-related assets pertaining to the 1997 mortgage investment transaction (the "Third Mortgage Transaction") were also sold and the swap and other related agreements were terminated. In December 2006, the Company received $168,567,000 for its share of the disposition proceeds related to the Third Mortgage Transaction and in January 2007, the Company paid $34,600,000 for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments, there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

Other Investments

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company entered into a venture capital limited partnership in 2001 that invests in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and *accounts for this investment using the equity method, whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company's investment in the prepaid forward contract was initially recorded at cost. *Interest income is being accrued for this contract based on the effective yield of the contract.*

Properties held for sale are former manufacturing or office facilities located primarily in the United States that are no longer used by the Company's operations and are currently held for sale. These properties *are recorded at the lower of cost or market.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

The property development partnerships and affordable housing limited partnerships in which the Company has invested are considered variable interest entities under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"). Because the Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to these variable interest entities, the Company does not consolidate those entities. The Company's maximum exposure to loss related to the property development investments and affordable housing investments is $27,334,000 and $114,594,000, respectively, as of December 31, 2006.

Cash Flows

Cash flows related to investments during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Cash used to purchase investments:			
Affordable housing limited partnerships	$ (17,814)	$ (80,822)	$ (28,449)
Property developments	(4,885)	(11,976)	(3,918)
Venture capital limited partnership	(1,926)	(27,242)	(28,007)
Other	(722)	(200)	(4,068)
	$ (25,347)	$(120,240)	$ (64,442)
Cash proceeds from investments:			
Mortgage investments	$ 333,976	$ 172,288	$ 26,187
Venture capital limited partnership	25,085	22,683	19,428
Leases of equipment	4,467	8,685	8,041
Property developments	2,073	13,805	13,810
Properties held for sale	1,698	2,600	17,888
Other	66	21	58
	$ 367,365	$ 220,082	$ 85,412

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.*

As of January 1, 2006, the Company had assigned its recorded goodwill and intangible assets to approximately 375 of its then 700 reporting units. When performing its annual impairment assessment, the Company compares the fair value of each reporting unit to its carrying value. Fair values are determined by discounting estimated future cash flows at the Company's estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant operating unit. If the fair value of an operating unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value of the unit's goodwill and the carrying value of the goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Goodwill:			
Impairment	$ 14,793	$ 9,650	$ 11,492
Intangible Assets:			
Amortization	106,766	69,143	37,409
Impairment	2,985	5,049	10,220
	$ 124,544	$ 83,842	$ 59,121

In 2006, the Company recorded impairment charges of $17,778,000. The goodwill impairment charges of $14,793,000 were primarily related to a U.S. construction joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Specialty Systems—North America segment and a U.S. contamination control business in the Engineered Products—North America segment.

In 2005, the Company recorded goodwill impairment charges of $9,650,000, which were primarily related to a Canadian stretch packaging equipment business and a U.S. welding components business, and resulted from lower estimated future cash flows than previously expected. Also in 2005, intangible asset impairments of $5,049,000 were recorded to reduce to estimated fair value the carrying value of trademarks, patents and customer-related intangible assets related to a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

In 2004, the Company recorded goodwill impairment charges of $11,492,000, which were primarily related to a European automotive components business and a U.S. electrical components business, and resulted from lower estimated future cash flows than previously expected. Also in 2004, intangible asset impairments of $10,220,000 were recorded to reduce to estimated fair value the carrying value of trademarks and brands related primarily to several U.S. welding components businesses, a U.S. industrial packaging business in the Specialty Systems—North America segment and a U.S. business that manufactures clean room mats in the Engineered Products—North America segment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2005 were as follows:

IN THOUSANDS	ENGINEERED PRODUCTS NORTH AMERICA	ENGINEERED PRODUCTS INTERNATIONAL	SPECIALTY SYSTEMS NORTH AMERICA	SPECIALTY SYSTEMS INTERNATIONAL	TOTAL
Balance, December 31, 2004	$ 620,928	$ 592,078	$ 849,213	$ 690,834	$2,753,053
2005 activity:					
Acquisitions	85,934	20,559	79,967	101,823	288,283
Impairment write-offs	—	(80)	(9,559)	(11)	(9,650)
Foreign currency translation	102	(13,192)	178	(9,763)	(22,675)
Intersegment goodwill transfers	17,889	(17,889)	(2,283)	2,283	—
Balance, December 31, 2005	724,853	581,476	917,516	785,166	3,009,011
2006 activity:					
Acquisitions and divestitures	230,737	45,837	395,586	88,554	760,714
Impairment write-offs	(4,504)	(1,682)	(6,344)	(2,263)	(14,793)
Foreign currency translation	(2,084)	103,854	22,416	145,935	270,121
Intersegment goodwill transfers	3,146	17,643	(3,146)	(17,643)	—
Balance, December 31, 2006	$ 952,148	$ 747,128	$1,326,028	$ 999,749	$4,025,053

Intangible assets as of December 31, 2006 and 2005 were as follows:

IN THOUSANDS	2006 COST	2006 ACCUMULATED AMORTIZATION	2006 NET	2005 COST	2005 ACCUMULATED AMORTIZATION	2005 NET
Amortizable Intangible Assets:						
Customer lists and relationships	$ 540,802	$ (63,394)	$ 477,408	$ 219,879	$ (30,865)	$ 189,014
Patents and proprietary technology	239,237	(80,788)	158,449	167,887	(66,392)	101,495
Trademarks and brands	192,871	(25,104)	167,767	113,402	(14,613)	98,789
Software	182,895	(62,747)	120,148	101,562	(18,972)	82,590
Noncompete agreements	109,563	(70,758)	38,805	87,977	(59,335)	28,642
Other	71,669	(60,771)	10,898	56,693	(45,750)	10,943
Total Amortizable Intangible Assets	1,337,037	(363,562)	973,475	747,400	(235,927)	511,473
Indefinite-lived Intangible Assets:						
Trademarks and brands	140,159	—	140,159	158,454	—	158,454
Total Intangible Assets	$1,477,196	$(363,562)	$ 1,113,634	$ 905,854	$(235,927)	$ 669,927

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of three to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS	
2007	$ 133,791
2008	121,689
2009	109,924
2010	101,246
2011	96,238

Other Assets as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005
Cash surrender value of life insurance policies	$ 318,771	$ 298,190
Prepaid pension assets	257,537	430,862
Customer tooling	47,520	45,602
Noncurrent receivables	41,788	27,609
Other	104,946	103,972
	$ 770,562	$ 906,235

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The major domestic plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the major domestic defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan will be eligible for additional Company contributions under the existing defined contribution retirement plan.

The Company also has other postretirement benefit plans covering substantially all of its U.S. employees. The primary postretirement health care plan is contributory with the participants' contributions adjusted annually. The postretirement life insurance plans are noncontributory.

The Company has various defined benefit pension plans in foreign countries, predominantly the United Kingdom, Germany, Canada and Australia.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), ("SFAS 158"). On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans. As a result, the Company recognized the following adjustments in the statement of financial position at December 31, 2006:

IN THOUSANDS	BEFORE APPLICATION OF SFAS 158	ADJUSTMENTS	AFTER APPLICATION OF SFAS 158
Current deferred income tax assets	$ 203,342	$ (6,482)	$ 196,860
Noncurrent deferred income tax assets	138,083	(21,838)	116,245
Other noncurrent assets	978,147	(207,585)	770,562
Accrued expenses	1,198,426	(10,900)	1,187,526
Noncurrent deferred income tax liabilities	421,192	(162,033)	259,159
Other noncurrent liabilities	894,513	117,065	1,011,578
Accumulated other comprehensive income	626,676	(180,037)	446,639

Effective for the 2008 fiscal year, SFAS 158 requires plan assets and liabilities to be measured as of year-end, rather than the September 30 measurement date that the Company presently uses.

Summarized information regarding the Company's significant defined benefit pension and postretirement health care and life insurance benefit plans was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS		
IN THOUSANDS	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:						
Service cost	$107,335	$ 84,929	$ 78,991	$ 16,747	$ 12,945	$ 13,471
Interest cost	97,044	85,713	82,518	32,330	30,293	34,666
Expected return on plan assets	(137,866)	(124,382)	(118,024)	(7,982)	(5,754)	(3,466)
Amortization of actuarial loss	25,036	8,591	5,074	21,126	1,246	5,595
Amortization of prior service cost (income)	(2,170)	(2,277)	(2,304)	6,269	6,736	6,736
Amortization of transition amount	64	(18)	(139)	—	—	—
Settlement/curtailment loss	2,624	195	59	—	—	—
Net periodic benefit cost	$ 92,067	$ 52,751	$ 46,175	$ 68,490	$ 45,466	$ 57,002

The estimated cost (income) from the items below that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

IN THOUSANDS	PENSION	OTHER POSTRETIREMENT BENEFITS
Net loss	$ 19,966	$ 2,022
Prior service cost (income)	$ (2,350)	$ 6,261
Net transition obligation	$ 29	$ —

IN THOUSANDS	PENSION 2006	PENSION 2005	OTHER POSTRETIREMENT BENEFITS 2006	OTHER POSTRETIREMENT BENEFITS 2005
Change in benefit obligation as of September 30:				
Benefit obligation at beginning of period	$1,879,661	$1,589,256	$ 606,022	$ 546,112
Service cost	107,335	84,929	16,747	12,945
Interest cost	97,044	85,713	32,330	30,293
Plan participants' contributions	5,606	2,583	15,850	15,565
Amendments	2,685	1,306	—	(16,212)
Actuarial (gain) loss	(18,494)	125,819	(70,765)	64,880
Acquisitions	7,309	119,080	—	—
Benefits paid	(130,078)	(112,287)	(44,972)	(47,561)
Medicare subsidy received	—	—	2,612	—
Liabilities (to) from other plans	2,813	24,326	(480)	—
Foreign currency translation	73,755	(41,064)	—	—
Benefit obligation at end of period	$2,027,636	$1,879,661	$ 557,344	$ 606,022
Change in plan assets as of September 30:				
Fair value of plan assets at beginning of period	$1,773,574	$1,491,574	$ 103,528	$ 65,204
Actual return on plan assets	193,206	220,829	13,771	4,321
Acquisitions	—	86,619	—	—
Company contributions	89,382	103,157	61,063	65,999
Plan participants' contributions	5,606	2,583	15,850	15,565
Benefits paid	(130,078)	(112,287)	(44,972)	(47,561)
Assets from other plans	1,975	8,400	—	—
Foreign currency translation	52,751	(27,301)	—	—
Fair value of plan assets at end of period	$1,986,416	$1,773,574	$ 149,240	$ 103,528
Funded status	$ (41,220)	$ (106,087)	$ (408,104)	$ (502,494)
Unrecognized net actuarial loss	—	367,932	—	131,316
Unrecognized prior service cost (income)	—	(6,435)	—	36,050
Unrecognized net transition amount	—	2,341	—	—
Contributions after measurement date	49,694	2,460	30,214	35,895
Other immaterial plans	(18,244)	(17,262)	(7,579)	(2,169)
Net asset (liability) at end of year	$ (9,770)	$ 242,949	$ (385,469)	$ (301,402)
The amounts recognized in the statement of financial position as of December 31 consisted of:				
Noncurrent assets	$ 257,537	$ 424,165	$ —	$ —
Current liabilities	(13,111)	—	(11,139)	(34,348)
Noncurrent liabilities	(254,196)	(235,625)	(374,330)	(267,054)
Intangible asset for minimum pension liability	—	6,697	—	—
Accumulated other comprehensive loss for minimum pension liability	—	47,712	—	—
Net asset (liability) at end of year	$ (9,770)	$ 242,949	$ (385,469)	$ (301,402)
The pre-tax amounts recognized in accumulated other comprehensive income consist of:				
Net loss	$ 279,500		$ 27,427	
Prior service cost (income)	(1,289)		38,788	
Net transition obligation	2,386		—	
	$ 280,597		$ 66,215	
Accumulated benefit obligation for all significant defined benefit pension plans	$1,778,146	$1,653,854		
Plans with accumulated benefit obligation in excess of plan assets as of September 30:				
Projected benefit obligation	$ 334,142	$ 349,916		
Accumulated benefit obligation	$ 300,697	$ 324,128		
Fair value of plan assets	$ 102,609	$ 137,669		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2006	2005	2004	2006	2005	2004
Weighted-average assumptions used to determine benefit obligations at September 30:						
Discount rate	5.50%	5.30%	5.67%	5.95%	5.50%	5.75%
Rate of compensation increases	4.26	4.20	4.35	—	—	—
Weighted-average assumptions used to determine net cost for years ended December 31:						
Discount rate	5.30%	5.67%	5.90%	5.50%	5.75%	6.00%
Expected return on plan assets	8.33	7.99	7.99	7.00	7.00	7.00
Rate of compensation increases	4.20	4.35	4.32	—	—	—

The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans less insurance costs and mortality charges.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at September 30 were as follows:

	2006	2005	2004
Health care cost trend rate assumed for the next year	11.00%	10.00%	10.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2014	2010	2009

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components for 2006	$ 1,551	$ (1,757)
Effect on postretirement benefit obligation at September 30, 2006	$ 20,793	$(21,611)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company's significant pension plans at September 30, 2006 and 2005 were as follows:

	Percentage of Plan Assets at September 30		
Asset Category	Target Allocation	2006	2005
Equity securities	60 – 75%	67%	67%
Debt securities	20 – 35	29	29
Real estate	0 – 1	1	1
Other	0 – 10	3	3
		100%	100%

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. Additionally, the Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's postretirement health care plans are invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable rate of return while preserving capital and are exempt from U.S. federal income taxes.

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $82,400,000 to its pension plans and $61,700,000 to its other postretirement benefit plans in 2007.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

IN THOUSANDS	PENSION	OTHER POSTRETIREMENT BENEFITS
2007	$ 158,426	$ 37,654
2008	160,085	38,757
2009	165,262	40,985
2010	171,268	43,372
2011	174,942	45,817
Years 2012-2016	924,462	238,922

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company's expense for these plans was $44,698,000 in 2006, $37,367,000 in 2005 and $37,231,000 in 2004.

Short-Term Debt as of December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005
Bank overdrafts	$ 45,259	$ 53,487
Commercial paper	200,340	94,488
European facilities	184,996	—
European demand note	—	74,283
Current maturities of long-term debt	16,684	12,090
Other borrowings by foreign subsidiaries	15,442	18,551
	$ 462,721	$ 252,899

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted-average interest rate on commercial paper was 5.3% at December 31, 2006 and 4.3% at December 31, 2005.

The Company had five European short-term credit facilities with combined maximum available borrowings of €188,700,000 as of December 31, 2006. The facilities had a weighted-average interest rate of 3.9% at December 31, 2006.

In December 2005, the Company issued a €63,000,000 demand note in order to obtain cash for dividend repatriation to the United States. The demand note had an interest rate of 2.7% and was repaid in 2006.

The weighted-average interest rate on other borrowings by foreign subsidiaries was 2.4% at December 31, 2006 and 3.1% at December 31, 2005.

In June 2006, the Company entered into a $600,000,000 Line of Credit Agreement with a termination date of June 15, 2007. In November 2006, the Company exercised a provision which provided for an increase in the aggregate commitment by $200,000,000 to a total of $800,000,000. No amounts were outstanding under this facility at December 31, 2006.

Accrued Expenses as of December 31, 2006 and 2005 consisted of accruals for:

IN THOUSANDS	2006	2005
Compensation and employee benefits	$ 416,124	$ 367,804
Deferred revenue and customer deposits	173,036	119,505
Rebates	125,715	111,589
Warranties	70,119	70,882
Preferred stock of subsidiaries and related accrued dividends	69,200	—
Current portion of pension and other postretirement benefit obligations	24,250	34,348
Current portion of affordable housing capital obligations	14,092	14,040
Other	294,990	295,772
	$1,187,526	$1,013,940

In connection with each of the three commercial mortgage transactions, various subsidiaries of the Company issued $20,000,000 of preferred stock. Dividends on this preferred stock are cumulative and accrue at a rate of 7.3% on the second and third $20,000,000 issuances. The accrued dividends are included in interest expense. In 2005, the Company redeemed the first preferred stock issuance for $20,000,000 and paid accrued dividends of $12,000,000. The Company redeemed the second and third preferred stock issuances and paid accrued dividends on January 2, 2007.

The changes in accrued warranties during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Beginning balance	$ 70,882	$ 79,020	$ 69,415
Charges	(51,300)	(52,258)	(47,760)
Provision charged to expense	45,418	42,276	55,065
Acquisitions and divestitures	3,176	3,646	705
Foreign currency translation	1,943	(1,802)	1,595
Ending balance	$ 70,119	$ 70,882	$ 79,020

Long-Term Debt at December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005
6.875% notes due November 15, 2008	$ 149,966	$ 149,947
5.75% notes due March 1, 2009	497,048	496,687
6.55% preferred debt securities due December 31, 2011	249,776	249,739
4.88% preferred debt securities due December 31, 2020	49,448	53,735
Other borrowings	26,056	20,303
	972,294	970,411
Current maturities	(16,684)	(12,090)
	$ 955,610	$ 958,321

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The effective interest rate of the notes is 6.9%. The quoted market price of the notes exceeded the carrying value by approximately $4,084,000 at December 31, 2006 and $7,795,000 at December 31, 2005.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The quoted market price of the notes exceeded the carrying value by approximately $8,152,000 at December 31, 2006 and $15,328,000 at December 31, 2005. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 7.33% at December 31, 2006 and 6.37% at December 31, 2005. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $12,342,000 at December 31, 2006 and $17,466,000 at December 31, 2005.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the securities exceeded the carrying value by approximately $3,599,000 at December 31, 2006. The carrying value of the notes exceeded the estimated fair value by approximately $172,000 at December 31, 2005.

In 2005, the Company entered into a $350,000,000 revolving credit facility ("RCF") with a termination date of June 17, 2010. This RCF was replaced on June 16, 2006 by a $350,000,000 RCF with a termination date of June 16, 2011. No amounts were outstanding under this facility at December 31, 2006.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 15% of total capitalization as of December 31, 2006, which was in compliance with these covenants.

Other debt outstanding at December 31, 2006, bears interest at rates ranging from 2.6% to 12.6%, with maturities through the year 2029.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS	
2008	$ 158,248
2009	503,326
2010	6,250
2011	255,586
2012 and future years	32,200
	$ 955,610

In connection with forming joint ventures, the Company has provided debt guarantees of $24,000,000 at December 31, 2006 and $30,000,000 at December 31, 2005. The Company has recorded liabilities related to these guarantees of $16,000,000 at December 31, 2006 and $14,000,000 at December 31, 2005.

At December 31, 2006, the Company had open stand-by letters of credit of $127,000,000, substantially all of which expire in 2007. At December 31, 2005, the Company had open stand-by letters of credit of $107,000,000, substantially all of which expired in 2006.

Other Noncurrent Liabilities at December 31, 2006 and 2005 consisted of the following:

IN THOUSANDS	2006	2005
Postretirement benefit obligation	$ 374,330	$ 267,054
Pension benefit obligation	254,196	235,625
Affordable housing capital obligations	44,096	58,105
Preferred stock of subsidiaries and related accrued dividends	—	64,820
Other	338,956	314,092
	$1,011,578	$ 939,696

In 2001, the Company committed to two new affordable housing limited partnership investments. In connection with the formation and financing of these limited partnerships, the affordable housing limited partnerships borrowed the full amount of funds necessary for their affordable housing projects from a third-party financial institution. The excess cash of $126,760,000 was distributed to the Company in 2001 and will be repaid to the limited partnerships via capital contributions as the limited partnerships require the funds for their affordable housing projects.

The noncurrent portion of the Company's capital contributions to the affordable housing limited partnerships are expected to be paid as follows:

IN THOUSANDS	
2008	$13,612
2009	13,978
2010	13,262
2011	3,244
	$44,096

Other than the capital contributions above, the Company has no future obligations, guarantees or commitments to the affordable housing limited partnerships.

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, tax, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

Wilsonart International, Inc. ("Wilsonart"), a wholly-owned subsidiary of the Company, was a defendant in a consolidated class action lawsuit filed in 2000 in federal district court in White Plains, New York on behalf of direct purchasers of high-pressure laminate. The complaint alleged that Wilsonart participated in a conspiracy with competitors to fix, raise, maintain or stabilize prices for high pressure laminate between 1994 and 2000 and sought injunctive relief and treble damages. On May 24, 2006, after a two month trial, a federal jury unanimously rendered a verdict in favor of Wilsonart. Judgment was entered on the verdict, and that judgment is now final. Indirect purchasers of high-pressure laminate had filed similar purported class action cases under various state antitrust and consumer protection laws in 13 states and the District of Columbia, all of which cases have been voluntarily dismissed by the plaintiffs.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2006, 2005 and 2004 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to affect a two-for-one split of the Company's common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006. All per share data in this report has been restated to reflect the stock split.

IN THOUSANDS EXCEPT SHARES	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN-CAPITAL AMOUNT	COMMON STOCK HELD IN TREASURY SHARES	COMMON STOCK HELD IN TREASURY AMOUNT
Balance, December 31, 2003	308,877,225	$3,089	$ 825,924	(240,740)	$ (1,648)
During 2004—					
Shares issued for stock options	2,146,718	22	97,607	(27,867)	(2,568)
Shares surrendered on exercise of stock options and vesting of restricted stock	(201,639)	(2)	(18,518)	27,867	2,568
Stock compensation expense	—	—	32,514	—	—
Tax benefits related to stock options and restricted stock	—	—	37,747	—	—
Shares issued for acquisitions	19,257	—	1,628	—	—
Net shares issued for restricted stock grants	553,981	5	162	11,019	76
Restricted stock forfeitures	(21,984)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	1,877	—	—
Repurchases of common stock	—	—	—	(18,915,473)	(1,729,806)
Balance, December 31, 2004	311,373,558	3,114	978,941	(19,145,194)	(1,731,378)
During 2005—					
Shares issued for stock options	850,033	8	37,858	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(148,642)	(2)	(13,302)	—	—
Stock compensation expense	—	—	64,144	—	—
Tax benefits related to stock options and restricted stock	—	—	12,879	—	—
Restricted stock forfeitures	(31,660)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	2,091	—	—
Repurchases of common stock	—	—	—	(12,084,527)	(1,041,798)
Balance, December 31, 2005	312,043,289	3,120	1,082,611	(31,229,721)	(2,773,176)
During 2006—					
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	—
Shares issued for stock options	3,096,786	19	85,033	—	—
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	—	(6,082)	—	—
Stock compensation expense	—	—	34,781	—	—
Tax benefits related to stock options and restricted stock	—	—	20,198	—	—
Restricted stock forfeitures	(10,610)	—	—	—	—
Tax benefits related to defined contribution plans	—	—	1,832	—	—
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	—	—	—	(9,680,731)	(446,876)
Balance, December 31, 2006	630,900,742	$6,309	$1,378,587	(72,151,184)	$(3,220,538)
Authorized, December 31, 2006	700,000,000				

On August 4, 2006 the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. As of December 31, 2006, the Company had repurchased 9,680,731 shares of its common stock for $446,876,000 at an average price of $46.16 per share.

On April 19, 2004 the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 31,000,000 shares (on a pre-split basis) and was completed in 2005.

Cash Dividends declared were $0.75 per share in 2006, $0.61 per share in 2005 and $0.52 per share in 2004. Cash dividends paid were $0.705 per share in 2006, $0.585 per share in 2005 and $0.50 per share in 2004.

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2006, 2005 and 2004 were as follows:

IN THOUSANDS	2006	2005	2004
Beginning balance	$ 122,012	$ 413,415	$ 109,811
Foreign currency translation adjustments	495,697	(296,248)	306,653
Minimum pension liability, net of tax	8,967	4,845	(3,049)
Adjustment to initially apply SFAS 158, net of tax	(180,037)	—	—
Ending balance	$ 446,639	$ 122,012	$ 413,415

As of December 31, 2006, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $647,132,000 and unrecognized service costs and actuarial losses for postretirement and pension of $200,493,000.

Stock-Based Compensation—Stock options and restricted stock have been issued to officers and other management employees under ITW's 1996 and 2006 Stock Incentive Plans. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock generally vests over a three-year period. The restricted shares vest only if the employee is actively employed by the Company on the vesting date, and unvested shares are forfeited upon retirement, death or disability, unless the Compensation Committee of the Board of Directors determines otherwise. The restricted shares carry full voting and dividend rights unless the shares are forfeited. To cover the exercise of vested options, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2006, 69,222,795 shares of ITW common stock were reserved for issuance under this plan. Option exercise prices are equal to the common stock fair market value on the date of grant.

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value. *Starting in 2005, the Company records compensation cost related to the amortization of the unamortized grant date fair value of stock awards unvested as of December 31, 2004, and any subsequent awards, over the remaining service periods of those awards.*

Prior to 2005, the Company accounted for stock-based compensation in accordance with APB 25, using the intrinsic value method, which did not require that compensation cost be recognized for the Company's stock options. The Company's net income and net income per share for 2004 would have been reduced if compensation cost related to stock options had been determined based on fair value at the grant date. Pro forma net income as if the fair value based method had been applied to all awards is as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2004
Net income as reported	$1,338,694
Add: Restricted stock and stock options recorded as expense, net of tax	24,114
Deduct: Total stock-based compensation expense, net of tax	(61,639)
Pro forma net income	$1,301,169
Net income per share:	
Basic—as reported	$2.21
Basic—pro forma	2.15
Diluted—as reported	2.20
Diluted—pro forma	2.13

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

IN THOUSANDS	2006	2005	2004
Restricted Stock:			
Pretax compensation expense	$ 12,185	$ 33,105	$ 32,514
Tax benefit	(4,145)	(8,699)	(8,400)
Restricted stock expense, net of tax	$ 8,040	$ 24,406	$ 24,114
Stock Options:			
Pretax compensation expense	$ 22,596	$ 31,039	$ —
Tax benefit	(6,165)	(8,889)	—
Stock option expense, net of tax	$ 16,431	$ 22,150	$ —
Total Stock-Based Compensation:			
Pretax compensation expense	$ 34,781	$ 64,144	$ 32,514
Tax benefit	(10,310)	(17,588)	(8,400)
Total restricted stock and stock options recorded as expense, net of tax	$ 24,471	$ 46,556	$ 24,114

The following table summarizes activity related to unvested restricted stock during 2006:

	NUMBER OF SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE
Unvested Restricted Stock		
Unvested, January 1, 2006	295,624	$ 41.66
Vested	(285,014)	41.96
Forfeited	(10,610)	41.66
Unvested, December 31, 2006	—	—

The following table summarizes stock option activity under the Plan as of December 31, 2006, and changes during the year then ended:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Under option, January 1, 2006	20,570,764	$ 33.76		
Granted	3,511,560	42.08		
Exercised	(3,096,786)	27.46		
Cancelled or expired	(92,077)	39.66		
Under option, December 31, 2006	20,893,461	36.07	5.76 years	$ 215,890,490
Exercisable, December 31, 2006	17,124,981	34.42	5.15 years	$ 204,857,919

On February 9, 2007, the Compensation Committee of the Board of Directors approved an option grant of 3,699,075 shares at an exercise price of $51.60 per share. The estimated fair value of the options granted during 2006 and 2004 were calculated using a binomial option pricing model. Previous grants were valued using the Black-Scholes option-pricing model. The following summarizes the assumptions used in the models:

	2007	2006	2004
Risk-free interest rate	4.7–5.1%	4.5–4.7%	2.6–4.3%
Expected stock volatility	17.0–25.9%	15.5–26.5%	15.5–25.4%
Weighted-average volatility	22.0%	23.0%	24.6%
Dividend yield	1.65%	1.3%	1.2%
Expected years until exercise	6.7–7.0	4.2–6.7	2.6–6.3

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and the historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2007, 2006 and 2004 was $14.39, $11.87 and $11.00 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $63,255,000, $36,754,000 and $95,253,000, respectively. Exercise of options during the years ended December 31, 2006, 2005 and 2004, resulted in cash receipts of $78,969,000, $24,563,000 and $79,108,000, respectively. As of December 31, 2006, there was $39,055,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of options vested during the year ended December 31, 2006 was $35,505,000.

Segment Information—Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that segment information be reported based on the way the segments are organized within the Company for making operating decisions and assessing performance.

In 2006, the Company announced that given the run-off of assets in the Leasing and Investments portfolio and the general intention to utilize free cash flow for core manufacturing investments and acquisitions rather than to make additional financial investments, the internal reporting has been revised to eliminate the reporting of Leasing and Investments as an operating segment. Leasing and Investments' results have been reclassified to nonoperating investment income in the 2005 and 2004 statements of income to conform to the current year's presentation, as follows:

IN THOUSANDS	TWELVE MONTHS ENDED DECEMBER 31, 2005 AS PREVIOUSLY REPORTED	INVESTMENTS RECLASSIFICATION	TWELVE MONTHS ENDED DECEMBER 31, 2005 AS CURRENTLY REPORTED
Operating Revenues	$12,921,792	$ (131,498)	$12,790,294
Cost of revenues	8,363,881	(13,509)	8,350,372
Selling, administrative, and research and development expenses	2,214,865	284	2,215,149
Amortization and impairment of goodwill and intangibles	83,842	—	83,842
Operating Income	2,259,204	(118,273)	2,140,931
Interest expense	(86,998)	(7,599)	(94,597)
Investment income	—	126,278	126,278
Other income	9,363	(406)	8,957
Income from Continuing Operations before Income Taxes	$ 2,181,569	$ —	$ 2,181,569

IN THOUSANDS	TWELVE MONTHS ENDED DECEMBER 31, 2004 AS PREVIOUSLY REPORTED	INVESTMENTS RECLASSIFICATION	TWELVE MONTHS ENDED DECEMBER 31, 2004 AS CURRENTLY REPORTED
Operating Revenues	$11,731,425	$ (148,175)	$11,583,250
Cost of revenues	7,591,246	(14,903)	7,576,343
Selling, administrative, and research and development expenses	2,024,445	216	2,024,661
Amortization and impairment of goodwill and intangibles	59,121	—	59,121
Operating Income	2,056,613	(133,488)	1,923,125
Interest expense	(69,234)	(8,322)	(77,556)
Investment income	—	142,621	142,621
Other income	12,026	(811)	11,215
Income from Continuing Operations before Income Taxes	$ 1,999,405	$ —	$ 1,999,405

The Company has approximately 750 operations in 49 countries, which are aggregated and organized for internal reporting purposes in 2006 into the following four segments:

Engineered Products—North America: Businesses in this segment are located in North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers' products and typically are manufactured and delivered in a time period of less than 30 days.

Engineered Products—International: Businesses in this segment are located outside North America and manufacture a variety of short lead-time plastic and metal components and fasteners, as well as specialty products for a diverse customer base. These commercially oriented, value-added products become part of the customers' products and typically are manufactured and delivered in a time period of less than 30 days.

Specialty Systems—North America: Businesses in this segment are located in North America and design and manufacture longer lead-time machinery and related consumables, as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers' processes and typically are manufactured and delivered in a time period of more than 30 days.

Specialty Systems—International: Businesses in this segment are located outside North America and design and manufacture longer lead-time machinery and related consumables as well as specialty equipment for a diverse customer base. These commercially oriented, value-added products become part of the customers' processes and typically are manufactured and delivered in a time period of more than 30 days.

Segment information for 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004
Operating revenues:			
Engineered Products—North America	$ 4,118,494	$ 3,766,134	$ 3,377,373
Engineered Products—International	2,914,713	2,743,882	2,500,243
Specialty Systems—North America	4,627,627	4,168,305	3,776,100
Specialty Systems—International	2,947,570	2,566,386	2,340,902
Intersegment revenues	(553,355)	(454,413)	(411,368)
	$14,055,049	$12,790,294	$11,583,250
Operating income:			
Engineered Products—North America	$ 713,779	$ 659,222	$ 573,175
Engineered Products—International	430,609	406,189	372,832
Specialty Systems—North America	874,429	773,914	666,228
Specialty Systems—International	402,119	301,606	310,890
	$ 2,420,936	$ 2,140,931	$ 1,923,125
Depreciation and amortization and impairment of goodwill and intangible assets:			
Engineered Products—North America	$ 147,379	$ 126,246	$ 106,975
Engineered Products—International	100,257	94,142	95,749
Specialty Systems—North America	109,486	90,273	85,990
Specialty Systems—International	86,784	72,413	64,569
	$ 443,906	$ 383,074	$ 353,283
Plant and equipment additions:			
Engineered Products—North America	$ 99,365	$ 78,413	$ 71,436
Engineered Products—International	76,376	91,613	76,881
Specialty Systems—North America	75,225	70,479	79,042
Specialty Systems—International	50,040	52,597	55,201
	$ 301,006	$ 293,102	$ 282,560
Identifiable assets:			
Engineered Products—North America	$ 2,783,101	$ 2,287,068	$ 2,083,296
Engineered Products—International	2,615,266	2,098,432	2,247,662
Specialty Systems—North America	3,350,957	2,530,921	2,303,782
Specialty Systems—International	2,798,260	2,199,339	2,103,342
Corporate	2,332,855	2,329,883	2,613,852
	$13,880,439	$11,445,643	$11,351,934

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2006, 2005 and 2004 was as follows:

IN THOUSANDS	2006	2005	2004
Operating Revenues by Product Line:			
Engineered Products—North America—			
Fasteners and Components	$ 2,877,188	$ 2,708,967	$ 2,581,945
Specialty Products	1,241,306	1,057,167	795,428
	$ 4,118,494	$ 3,766,134	$ 3,377,373
Engineered Products—International—			
Fasteners and Components	$ 2,270,675	$ 2,162,643	$ 2,074,394
Specialty Products	644,038	581,239	425,849
	$ 2,914,713	$ 2,743,882	$ 2,500,243
Specialty Systems—North America—			
Equipment and Consumables	$ 2,907,664	$ 2,624,832	$ 2,371,003
Specialty Equipment and Systems	1,719,963	1,543,473	1,405,097
	$ 4,627,627	$ 4,168,305	$ 3,776,100
Specialty Systems—International—			
Equipment and Consumables	$ 1,893,645	$ 1,698,557	$ 1,529,364
Specialty Equipment	1,053,925	867,829	811,538
	$ 2,947,570	$ 2,566,386	$ 2,340,902
Operating Revenues by Geographic Region:			
United States	$ 7,009,600	$ 6,854,205	$ 6,283,935
Europe	4,039,885	3,766,091	3,461,879
Asia	1,085,910	828,569	699,425
Other North America	944,826	505,108	393,686
Australia/New Zealand	604,103	617,344	574,863
Other	370,725	218,977	169,462
	$14,055,049	$12,790,294	$11,583,250

Operating revenues by geographic region are based on the customers' location.

Total noncurrent assets excluding deferred tax assets and financial instruments were $8,011,000,000 and $6,435,000,000 at December 31, 2006 and 2005, respectively. Of these amounts, approximately 56% was attributed to U.S. operations in both 2006 and 2005. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

Quarterly and Common Stock Data

Quarterly Financial Data (Unaudited)

								THREE MONTHS ENDED
	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31	
IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2006	2005	2006	2005	2006	2005	2006	2005
Operating revenues	$3,297,036	$3,051,881	$3,579,470	$3,286,061	$3,538,014	$3,200,154	$3,640,529	$3,252,198
Cost of revenues	2,119,674	2,019,025	2,292,821	2,153,884	2,292,192	2,077,754	2,372,634	2,099,709
Operating income	539,968	458,732	659,764	559,906	626,866	565,216	594,338	557,077
Net income	366,530	312,306	465,854	373,782	446,092	408,202	439,270	400,579
Net income per share:								
Basic	.65	.54	.82	.65	.79	.72	.78	.71
Diluted	.65	.53	.81	.64	.78	.72	.77	.71

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. is listed on the New York Stock Exchange and the Chicago Stock Exchange. Quarterly market price and dividend data for 2006 and 2005 were as shown below:

	MARKET PRICE PER SHARE		DIVIDENDS DECLARED
	HIGH	LOW	PER SHARE
2006:			
Fourth quarter	$50.11	$44.32	$ .21
Third quarter	48.00	42.23	.21
Second quarter	53.54	46.31	.165
First quarter	49.38	41.54	.165
2005:			
Fourth quarter	$45.55	$39.67	$ .165
Third quarter	43.77	39.25	.165
Second quarter	45.76	39.50	.14
First quarter	47.32	42.78	.14

The approximate number of holders of record of common stock as of February 1, 2007 was 11,349. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*



$200
180
160
140
120
100
80
60
40
20
0
12/01
12/02
12/03
12/04
12/05
12/06
S&P INDUSTRIAL MACHINERY
ILLINOIS TOOL WORKS INC.
S&P 500
S&P INDUSTRIAL CONGLOMERATES

* $100 invested on 12/31/01 in stock or index—including reinvestment of dividends. Fiscal year ending December 31.

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS		2006	2005	2004
Income:				
Operating revenues	$	14,055,049	12,790,294	11,583,250
Operating income	$	2,420,936	2,140,931	1,923,125
Income from continuing operations before income taxes	$	2,445,246	2,181,569	1,999,405
Income taxes	$	727,500	686,700	659,800
Income from continuing operations	$	1,717,746	1,494,869	1,339,605
Income (loss) from discontinued operations (net of tax)	$	—	—	(911)
Cumulative effect of changes in accounting principles (net of tax)	$	—	—	—
Net income	$	1,717,746	1,494,869	1,338,694
Net income per common share—assuming dilution:				
Income from continuing operations	$	3.01	2.60	2.20
Income (loss) from discontinued operations	$	—	—	—
Cumulative effect of changes in accounting principle	$	—	—	—
Net income	$	3.01	2.60	2.20
Financial Position:				
Net working capital	$	2,569,821	2,110,874	2,471,227
Net plant and equipment	$	2,053,457	1,807,109	1,876,875
Total assets	$	13,880,439	11,445,643	11,351,934
Long-term debt	$	955,610	958,321	921,098
Total debt	$	1,418,331	1,211,220	1,124,621
Total invested capital	$	9,845,632	8,387,698	8,084,841
Stockholders' equity	$	9,017,508	7,546,895	7,627,610
Cash Flow:				
Free operating cash flow	$	1,765,022	1,558,441	1,254,237
Cash dividends paid	$	398,846	335,092	304,581
Dividends paid per share (excluding Premark)	$	0.705	0.585	0.500
Dividends declared per share (excluding Premark)	$	0.750	0.610	0.520
Plant and equipment additions	$	301,006	293,102	282,560
Depreciation	$	319,362	299,232	294,162
Amortization and impairment of goodwill and other intangible assets	$	124,544	83,842	59,121
Financial Ratios:				
Operating income margin	%	17.2	16.7	16.6
Return on operating revenues	%	12.2	11.7	11.6
Return on average stockholders' equity	%	20.7	19.7	17.3
Return on average invested capital	%	18.6	17.7	16.9
Book value per share	$	16.14	13.44	13.05
Total debt to total capitalization	%	13.6	13.8	12.8
Other Data:				
Market price per share at year-end	$	46.19	44.00	46.34
Shares outstanding at December 31		558,750	561,627	584,457
Weighted-average shares outstanding		565,632	571,058	604,752
Research and development expenses	$	144,914	127,871	123,486
Employees at December 31		55,000	50,000	49,000
Number of business units		750	700	650
Number of acquisitions		53	22	24
Cash paid for acquisitions	$	1,378,708	626,922	587,783

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting. All share and per share amounts have been restated for the two-for-one stock split in May 2006.


$0.8
0.6
0.4
0.2
0.0
96 97 98 99 00 01 02 03 04 05 06

DIVIDENDS DECLARED PER SHARE
IN DOLLARS


$50
40
30
20
10
0
96 97 98 99 00 01 02 03 04 05 06

MARKET PRICE AT YEAR-END
IN PERCENT


20%
15
10
5
0
96 97 98 99 00 01 02 03 04 05 06

OPERATING INCOME MARGIN
IN PERCENT


$4
3
2
1
0
96 97 98 99 00 01 02 03 04 05 06

INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE
IN DOLLARS

2003	2002	2001	2000	1999	1998	1997	1996
9,883,096	9,286,595	9,143,544	9,357,771	8,683,448	7,748,845	7,047,478	6,743,445
1,514,724	1,407,045	1,222,063	1,490,055	1,298,588	1,219,098	1,040,855	902,227
1,576,114	1,433,560	1,230,849	1,496,002	1,340,940	1,268,179	1,079,779	851,491
535,900	501,750	428,400	526,551	505,045	466,284	401,352	328,068
1,040,214	931,810	802,449	969,451	835,895	801,895	678,427	523,423
(16,534)	2,672	3,210	(11,471)	5,217	7,852	13,162	82,699
—	(221,890)	—	—	—	—	—	—
1,023,680	712,592	805,659	957,980	841,112	809,747	691,589	606,122
1.69	1.51	1.31	1.59	1.37	1.32	1.12	0.87
(0.03)	0.01	0.01	(0.02)	0.01	0.01	0.02	0.14
—	(0.36)	—	—	—	—	—	—
1.66	1.16	1.32	1.57	1.38	1.33	1.14	1.01
3,294,299	2,276,401	1,587,332	1,511,451	1,227,570	1,176,163	1,232,862	1,076,167
1,728,638	1,631,249	1,633,690	1,629,883	1,529,455	1,386,455	1,156,306	1,067,022
11,193,321	10,623,101	9,822,349	9,514,847	8,978,329	8,133,424	7,087,775	6,391,995
920,360	1,460,381	1,267,141	1,549,038	1,360,746	1,208,046	966,628	934,847
976,454	1,581,985	1,580,588	1,974,827	1,914,401	1,636,065	1,279,606	1,328,772
7,166,257	7,173,369	7,339,102	7,224,519	6,496,871	5,769,911	4,557,671	4,148,497
7,874,286	6,649,071	6,040,738	5,400,987	4,815,423	4,243,372	3,615,221	3,171,924
1,110,429	1,017,332	1,094,464	809,617	701,386	571,662	558,901	623,170
285,399	272,319	249,141	223,009	183,587	150,934	128,396	142,281
0.465	0.445	0.410	0.370	0.315	0.255	0.215	0.175
0.470	0.450	0.420	0.380	0.330	0.270	0.230	0.180
258,312	271,424	256,562	305,954	317,069	296,530	240,334	224,647
282,277	277,819	281,723	272,660	250,119	226,868	197,178	195,937
24,276	27,933	104,585	118,905	71,540	47,646	39,062	34,009
15.3	15.2	13.4	15.9	15.0	15.7	14.8	13.4
10.5	10.0	8.8	10.4	9.6	10.3	9.6	7.8
14.3	14.7	14.0	19.0	18.5	20.4	20.0	17.4
13.9	12.6	10.9	14.1	13.8	15.3	15.5	14.9
12.76	10.84	9.91	8.93	8.01	7.07	6.04	5.32
11.0	19.2	20.7	26.8	28.4	27.8	26.1	29.5
41.96	32.43	33.86	29.78	33.78	29.00	30.07	19.97
617,273	613,166	609,853	604,897	601,137	600,184	599,082	596,921
614,138	612,313	608,224	603,147	600,316	599,824	599,325	595,412
106,777	101,344	102,288	106,118	104,882	89,148	88,673	87,855
47,500	48,700	52,000	55,300	52,800	48,500	42,900	40,700
622	603	614	592	488	412	368	310
28	21	29	45	32	36	28	19
203,726	188,234	556,199	798,838	805,664	921,629	296,861	343,595


25%
20
15
10
5
0
96 97 98 99 00 01 02 03 04 05 06

RETURN ON AVERAGE STOCKHOLDER'S EQUITY
IN PERCENT


20%
15
10
5
0
96 97 98 99 00 01 02 03 04 05 06

RETURN ON AVERAGE INVESTED CAPITAL
IN PERCENT


$2000
1500
1000
500
0
96 97 98 99 00 01 02 03 04 05 06

FREE OPERATING CASH FLOW
IN MILLIONS OF DOLLARS


30%
25
20
15
10
5
0
96 97 98 99 00 01 02 03 04 05 06

TOTAL DEBT TO TOTAL CAPITALIZATION
IN PERCENT

Illinois Tool Works
Corporate Executives & Directors

Corporate Executives

David B. Speer
Chairman and Chief Executive Officer
28 Years of Service

Thomas J. Hansen
Vice Chairman
26 Years of Service

Robert E. Brunner
Executive Vice President
26 Years of Service

Russell M. Flaum
Executive Vice President
31 Years of Service

Philip M. Gresh, Jr.
Executive Vice President
17 Years of Service

Craig A. Hindman
Executive Vice President
30 Years of Service

Roland M. Martel
Executive Vice President
13 Years of Service

David C. Parry
Executive Vice President
12 Years of Service

E. Scott Santi
Executive Vice President
24 Years of Service

Hugh J. Zentmyer
Executive Vice President
38 Years of Service

Sharon M. Brady
Senior Vice President, Human Resources
1 Year of Service

Ronald D. Kropp
Senior Vice President and
Chief Financial Officer
13 Years of Service

Allan C. Sutherland
Senior Vice President,
Leasing and Investments
13 Years of Service

James H. Wooten, Jr.
Senior Vice President, General Counsel
and Secretary
19 Years of Service

John L. Brooklier
Vice President, Investor Relations
15 Years of Service

Mark W. Croll
Vice President, Patents and Technology
13 Years of Service

Lee A. Sheridan
Vice President, Research & Development
21 Years of Service

Directors

William F. Aldinger
President and Chief Executive Officer
Capmark Financial Group Inc.
Director since 1998

Michael J. Birck
Chairman
Tellabs, Inc.
Director since 1996

Marvin D. Brailsford
Retired Vice President
Kaiser-Hill Company LLC
Director since 1996

Susan Crown
Vice President
Henry Crown and Company
Director since 1994

Don H. Davis, Jr.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

Robert C. McCormack
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

Robert S. Morrison
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

Jim Skinner
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

Harold B. Smith
Retired Officer
Illinois Tool Works Inc.
Director since 1968

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

Illinois Tool Works Corporate Information

Transfer Agent and Registrar
Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
888.829.7424

Auditors
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301

Common Stock
ITW common stock is listed on the New York Stock Exchange and Chicago Stock Exchange. Symbol—ITW

Annual Meeting
Friday, May 4, 2007, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

Stock and Dividend Action
Effective with the October 16, 2006 payment, the new dividend guideline provides for the dividend payout rate to be in a range of 25 percent to 35 percent of the Company's trailing two years of net income. The quarterly cash dividend on ITW common stock was increased to 21 cents per share. This represents a dividend payout of 28 percent of the prior two years' net income. All dividend amounts reflect the Company's two-for-one stock split, which was effective in May of 2006. ITW's annual dividend payment has increased 43 consecutive years, except during a period of government controls in 1971.

Dividend Reinvestment Plan
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the Company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to:

Computershare Trust Company
Dividend Reinvestment Service
250 Royall Street
Canton, MA 02021
888.829.7424

Shareholder Information
Questions regarding stock ownership, dividend payments or change of address should be directed to the Company's transfer agent, Computershare Investor Services LLC. The Computershare Shareholders Service Department may be reached at 888.829.7424.

For additional assistance regarding stock holdings, please contact Kathleen Nuzzi, Shareholder Relations, 847.657.4929.

Security analysts and investment professionals should contact the Company's Vice President of Investor Relations, John L. Brooklier, 847.657.4104.

Corporate Governance
On May 31, 2006, the Company's Chairman and Chief Executive Officer certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by the Company of the NYSE corporate governance listing standards. The Company has provided certifications by the Chairman and Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its Annual Report on Form 10-K.

Trademarks
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

Hi-Cone Recycling
ITW Hi-Cone, the manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW Hi-Cone
1140 West Bryn Mawr Avenue
Itasca, IL 60413
Telephone: 630.438.5300
www.hi-cone.com

Outside the United States, contact:

ITW Hi-Cone (ITW Limited)
Greenock Road, Slough Trading Estate, Slough, Berkshire, SL1 4QQ, United Kingdom
Telephone: 44.1753.479980

ITW Hi-Cone (ITW Australia)
8-12 Eskay Road, South Oakleigh
Victoria 3167, Australia
Telephone: 61.3.9579.5111

ITW Hi-Cone (ITW España)
Polg. Ind. Congost P-5, Naves 7-8-9,
08530 La Garriga, Barcelona, Spain
Telephone: 34.93.860.5020

Signode Plastic Strap Recycling and PET Bottle Collection Programs
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The Company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW Signode
7080 Industrial Road
Florence, KY 41042
Telephone: 859.342.6400

Internet Homepage
www.itw.com

Design
Smith Design Co.
Evanston, Illinois

ILLINOIS TOOL WORKS INC.
3600 WEST LAKE AVENUE, GLENVIEW, ILLINOIS 60026

ITW

END